                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of May 2003


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116, JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                              ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No   X
                        ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              .
                                                 --------------

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FISCAL YEAR ENDED MARCH 31, 2003

     On May 13, 2003, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan information as to the registrant's financial condition and results of operations at and for the fiscal year ended March 31, 2003. Attached hereto is a copy of a press release dated May 13, 2003 pertaining to such financial condition and results of operations, as well as forecasts for the registrant's operations for the fiscal year ending March 31, 2004. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the press release were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of its subsidiaries were prepared on the basis of accounting principles generally accepted in Japan. The financial results for the fiscal year ended March 31, 2003 are currently being audited and, as a result of such audit, the actual results may differ from those set forth in the press release.

     The earning projections for the fiscal year ending March 31, 2004 included in the attachment contain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

     The registrant's earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the state of the economy in Japan and abroad, the effects of competition, the pricing of services, and the success of new products, new services and new businesses.

     No assurance can be given that the registrant's actual results will not vary significantly from the projected earnings.

     The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NIPPON TELEGRAPH AND TELEPHONE
                                                CORPORATION




                                              By /s/ Shigehito Katsuki
                                                 ---------------------------
                                                 Name:  Shigehito Katsuki
                                                 Title: General Manager
                                                        Department IV

Date: May 13, 2003

Consolidated Financial Results Release                              May 13, 2003
For the Fiscal Year Ended March 31, 2003                             [U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation
Code No.: 9432
Stock exchanges on which the Company's shares are listed: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo
Address of principal executive office: Tokyo, Japan
(URL http://www.ntt.co.jp/ir/)
Representative: Norio Wada, President
Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL(03)5205-5581
Date of meeting of the board of directors for approval of consolidated financial statements: May 13, 2003
Adoption of U.S. GAAP: Yes

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2003 (April 1, 2002-March 31, 2003)

Amounts are rounded off per 1 million yen throughout this report.

(1) Consolidated Results of Operations

                                   (Millions of yen, except per share amounts)
                                                                 Income (Loss)
                                                                 before Income
                            Operating Revenues Operating Income      Taxes
                            ----------------   ----------------  --------------
  Year ended March 31, 2003 10,923,146  (0.9%) 1,363,557    --%  1,405,025  --%
  Year ended March 31, 2002 11,027,753   1.8%     61,534 (92.6%)   (90,458) --%


                                                                                             Income (Loss)
                                                                                                before
                                                                                  ROA (Ratio Income Taxes
                                                                                      of        Margin
                                                                                    Income     (Ratio of
                                                                         ROE        before   Income before
                                                                      (Ratio of     Income      Income
                                            Earnings      Diluted   Net Income to   Taxes      Taxes to
                           Net Income        (Loss)       Earnings  Shareholders'  to Total    Operating
                             (Loss)         per Share     per Share    Equity)     Assets)     Revenues)
                          ------------  ----------------  -------   ------------- ---------- -------------
Year ended March 31, 2003  233,358  --%  14,549.03  (yen) --  (yen)       4.1%        6.8%       12.9%

Year ended March 31, 2002 (834,672) --% (51,732.00) (yen) --  (yen)     (13.2%)      (0.4%)      (0.8%)

Notes: 1. Equity in earnings (losses) of affiliated companies:

          For the fiscal year ended March 31, 2003: (329,536) million yen

          For the fiscal year ended March 31, 2002: (668,688) million yen

2. Weighted average number of shares outstanding (consolidated):

          For the fiscal year ended March 31, 2003: 16,039,415 shares

          For the fiscal year ended March 31, 2002: 16,134,538 shares

3. Change in accounting policy: Yes (Adoption of new accounting principle)

4. Percentages above represent changes compared to the previous year.

(2) Consolidated Financial Position

                                    (Millions of yen, except per share amounts)

                                                     Equity Ratio
                                                       (Ratio of
                                                     Shareholders'
                                                        Equity      Shareholders'
                                       Shareholders'   to Total      Equity per
                          Total Assets    Equity        Assets)         Share
                          ------------ ------------- ------------- -------------
Year ended March 31, 2003  19,783,600    5,637,595       28.5%      353,843.88 (yen)
Year ended March 31, 2002  21,424,806    5,865,052       27.4%      363,512.80 (yen)

Note: Number of shares outstanding at end of period (consolidated):
Year ended March 31, 2003: 15,932,436 shares

Year ended March 31, 2002: 16,134,375 shares

(3) Consolidated Cash Flows

                                                          (Millions of yen)
                                                        Cash     Cash and
                              Cash flows Cash flows    flows       Cash
                                 from       from        from    Equivalents
                              Operating  Investing   Financing   at End of
                              Activities Activities  Activities    Year
                              ---------- ----------  ---------- -----------
    Year ended March 31, 2003 2,438,516  (1,987,017)  (454,170)  1,313,066
    Year ended March 31, 2002 2,313,029  (2,375,720)   457,383   1,319,185

(4) Number of Consolidated Subsidiaries and Companies Accounted for Using the Equity Method

   The number of consolidated companies:                                             334
   The number of unconsolidated subsidiaries accounted for using the equity method:  116
   The number of affiliated companies accounted for using the equity method:         110

(5) Changes of Reporting Entities

          The number of consolidated companies added:            209
          The number of consolidated companies removed:            3
          The number of companies on the equity method added:     21
          The number of companies on the equity method removed:  182

2. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2004 (April 1, 2003-March 31, 2004)

                                                  (Millions of yen)
                                       ----------------------------
                                                   Income
                                                   (Loss)
                                                   before    Net
                                       Operating   Income   Income
                                       Revenues    Taxes    (Loss)
                                       ---------- --------- -------
            Year ending March 31, 2004 10,920,000 1,235,000 453,000

(Reference) Expected Earnings per Share (Fiscal year ending March 31, 2004):
28,432.56 yen

Notes:
1. This forecasts are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of the NTT in light of the information currently available to it. The projected numbers in this release were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. Risks and uncertainties inherent in future projections, the NTT's future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause the NTT's actual results to differ materially from the projected figures.
2. Starting with the year ended March 31, 2003, the consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). We also present the figures in the consolidated financial statements for the year ended March 31, 2002 in accordance with U.S. GAAP.

                     1. STATUS OF THE NTT CORPORATE GROUP

The principal businesses of Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group) cover regional communications services, long-distance and international communications services, mobile communications services, and data communications services.

The business of consolidated subsidiaries and their respective positions in the NTT Group are as follows:

NTT DoCoMo, Inc. and NTT DATA Corporation, two consolidated subsidiaries, are listed on the First Section of the Tokyo Stock Exchange.

(1) Regional Communications Businesses

The principal elements in this business are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications businesses are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT-ME CORPORATION, NTT-X, Inc., Plala Networks Inc., NTT VIETNAM CORPORATION, NTT Finance (U.K.) Limited., NTT Directory Services Co., NTT BizLink, Inc., NTT INFRASTRUCTURE NETWORK CORPORATION, NTT MARKETING ACT CORPORATION, NTT Solco Corporation, NTT NEOMEIT CORPORATION, NTT TELECA CORPORATION, NTT BUSINESS INFORMATION SERVICE, INC., AIREC ENGINEERING CORPORATION, NTT NEOMEIT KANSAI CORPORATION, NTT MARKETING ACT KANSAI CORPORATION, NTT-ME TOKYO CORPORATION, NTT HOKKAIDO TELEMART CORPORATION, NTT SERVICE TOKYO CORPORATION, and 94 other companies.

(2)  Long-Distance and International Communications Businesses

The principal elements in this business are inter-prefectural communications services, international communications services, and ancillary services pertaining to international communications services.

The consolidated subsidiaries in the long-distance and international businesses are NTT COMMUNICATIONS CORPORATION, NTT USA, Inc., Verio Inc., NTT America, Inc., NTT EUROPE LTD., NTT AUSTRALIA PTY. LTD., NTT (HONG KONG) LIMITED, NTTA&T Investment, Inc., NTT INVESTMENT SINGAPORE PTE. LTD., HKNet Company Limited, Verio UK Limited, NTT MSC SDN. BHD., NTT COM ASIA LIMITED, NTTPC Communications Incorporated., NTT AUSTRALIA IP PTY LTD, NTT SINGAPORE PTE. LTD., Milletechno, Inc., NTT WORLD ENGINEERING MARINE CORPORATION, NTT KOREA Co., Ltd., NTT Taiwan Ltd., NTT NaviSpace Corporation, NTT Comunicacoes do Brasil Participacoes Ltda., and 29 other companies.

(3)  Mobile Communications Businesses

The principal elements in this business are mobile telephone services, PHS services, quick-cast businesses (formerly, pager services), and related ancillary services.

The consolidated subsidiaries in the mobile communications businesses are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., and 21 other companies.

(4)  Data Communications Businesses

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communications businesses are NTT DATA CORPORATION, NTT DATA System Technologies Inc., NTT DATA System Service Corporation, NTT DATA FINANCIAL CORPORATION, NTT DATA TOKYO SMS CORPORATION, and 32 other companies.

(5)  Other Businesses

Nippon Telegraph and Telephone Corporation ("NTT")

Other consolidated subsidiaries of NTT are NTT Broadband Initiative Inc., NTT URBAN DEVELOPMENT CORPORATION, NTT COMWARE CORPORATION, NTT FACILITIES INC., NTT Electronics Corporation, NTT BUSINESS ASSOCIE Co., Ltd, NTT LEASING CO., LTD., NTT ADVANCED TECHNOLOGY CORPORATION, NTT LOGISCO Inc., NTT INTERNET INC., NTT Software Corporation, NTT ADVERTISING INC, NTT FINANCE JAPAN CO., LTD., NTT BUSINESS ASSOCIE TOKYO Co., Ltd., and 80 other companies.

Group organizational chart appears on the following page.


                                                 ORGANIZATIONAL CHART OF THE NTT GROUP

------------------------------------------------------------------------------------------------------------------------------------
                                                              Customer
------------------------------------------------------------------------------------------------------------------------------------

-------------------------------    --------------------------------   -------------------------------    ---------------------------
Regional Communications            Long-Distance and International    Mobile Communications              Data Communication
Businesses                         Communications Businesses          Businesses                         Businesses
  NTT East                           NTT Communications                 NTT DoCoMo                         NTT DATA
  NTT West                           8 international companies          8 regional DoCoMo companies
-------------------------------    --------------------------------   -------------------------------    ---------------------------

------------------------------------------------------------------------------------------------------------------------------------

-------------------------------    --------------------------------   -------------------------------    ---------------------------
Regional Communications Support    Long-Distance and International    Mobile Communications Support      Data Communications
Group                              Communications Support Group       Group                              Support Group
.. Engineering Businesses           . Internet Related Businesses        DoCoMo Service                   . System Integration
  NTT Infrastructure Network         NTTPC Communications               DoCoMo Engineering                 Services
  Corporation                        NTT NaviSpace Corporation          DoCoMo Mobile                      NTT DATA System
  NTT Neomeit Kansai Corporation     and others                         DoCoMo Support                     Technologies
  NTT-ME Tokyo Corporation         . Others                             DoCoMo Systems                     NTT DATA System Service
  AIREC Engineering Corporation      NTT USA, Inc.                      DoCoMo Sentsu                      and others
  and others                         Verio Inc.                         DoCoMo Technology                . Network Services
.. Telephone Directory Businesses     NTT World Engineering Marine       and others                         NTT DATA Financial
  NTT Directory Services             and others                                                            and others
  NTT Business Information                                                                               . Others
  Service and others                                                                                       NTT DATA Tokyo SMS and
.. Telemarketing Businesses                                                                                 others
  NTT Solco Corporation
  NTT Hokkaido Telemart            --------------------------------   -------------------------------    ---------------------------
.. Internet Related Businesses
  Plala Networks
.. Customer Service Businesses
  NTT Service Tokyo Corporation
  NTT Marketing Act Kansai
  Corporation and others
.. Others
  NTT-Me Corporation
  NTT Neomeit Corporation
  NTT Marketing Act Corporation
  NTT Teleca and others
----------------------------
----------------------------
Other Affiliates of Holding
Company
.. Engineering Businesses
  NTT Facilities and others
.. Real Estate Businesses
  NTT Urban Development and others
.. SI and Information Processing
  Businesses
  NTT Comware
  NTT Internet and others
.. Financing Businesses
  NTT Leasing
  NTT Finance Japan and others
.. Advanced Technology
  Development Businesses
  NTT Electronics
  NTT Advanced Technology Corporation
  NTT Software and others
.. Administrative Service Businesses
  NTT Business Associe Tokyo and
  others
.. Others
  NTT Business Associe
  NTT Advertising
  NTT Logisco Inc.
  NTT Broadband Initiative Inc.
  and others

-----------------------------------

                   -------------------------------------------
                   Nippon Telegraph and Telephone Corporation

                   -------------------------------------------

                         2.  BUSINESS OPERATION POLICY

(1)  Basic Business Operation Policy

In a business environment marked by rapid and dramatic changes in market structure, Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group or the Group) are actively engaged in the reform of the Group's business structure. Specific initiatives include: (1) active development of fiber-optic and other services as appropriate for the ubiquitous broadband era;
(2) creation of new basic technologies utilizing R&D and the steady introduction of the fruits of R&D efforts to business operations; (3) promoting the international development of mobile multi-media communications businesses and IP network businesses; (4) continuous advance of overall Group structural reform through comprehensive management rationalization and expansion into new business domains; and (5) full utilization of the advantages of the holding company system to achieve the above objectives.

(2)  Basic Principle concerning Profit Allocation

NTT believes it is critically important to reinforce its financial standing and to serve the best interests of its shareholders over the long run. As such, NTT has adopted as its basic principle the payment of appropriate dividends while acting to secure necessary levels of internal reserves.

Such internal reserves will be utilized to reinforce NTT's financial standing.

(3) Basic Principle and Policies concerning Reduction of Minimum Trading Lots for Shares

The reduction of minimum trading lots for shares is believed to expand the scope of investors. NTT will decide on this matter while taking into account such factors as shareholder composition, liquidity, and the cost of such measures.

(4) Basic Approach to Corporate Governance and Status of Corporate Governance Policy Implementation

NTT recognizes corporate governance as an important management issue in our practical implementation of shareholder-oriented management. We are striving to enhance our corporate governance, centered around our Board of Directors and Board of Auditors system. NTT has formed a Board of Directors with 12 members, including two outside directors. In principle, this Board of Directors meets once per month to make decisions and report on important management issues. Our Board of Auditors is comprised of four members, including two outside members. Members of the Board of Auditors attend Board of Directors and other important management meetings, implement appropriate auditing of NTT's works, and have a full-time organization and staff for these purposes.

Moreover, given the huge influence of the NTT Group on society at large, NTT recognizes that we must not only strictly observe all laws and regulations, but also conduct our business with the highest sense of ethics. Accordingly we have drafted an "NTT Group Corporate Ethics Charter," arranged a reporting system and consultation window to address Group companies' ethics, and are otherwise continuously engaged in expanding and strengthening educational activities and internal checks to firmly establish and vigorously advance NTT Group's ethical practices.

NTT is also working to increase our corporate transparency by releasing information, as appropriate, on an ongoing basis. NTT will continue to improve and expand the content of the materials released to the public and the procedures used for these releases, giving due consideration to both Japanese and foreign laws.

                 3.  BUSINESS RESULTS AND FINANCIAL CONDITIONS

(1)  Business Results

During the year ended March 31, 2003, while there were signs of a mild recovery in certain areas such as corporate earnings and capital investment, Japan's economic conditions remained severe overall as the unemployment rate held at a high level and personal consumption was still weak.

Major changes are occurring in the telecommunications market environment, beginning with the rapid advance of broadband communications. The wider adoption of ADSL services has been the main driver of broadband market growth, amid the expansion of IP telephone and other services and the intensification of price competition. In addition, the competition over fiber optics access services, which are the mainstay of broadband services and are steadily spreading, is intensifying with the market entry of electric power companies and other new providers. The mobile communications market has seen a slowdown in new subscriptions, while the competition is mounting for new mobile multi-media services, such as video clip transmission. The market for conventional fixed-line telephone services continues to shrink as demand shifts to mobile communications, and with the spread of fixed-rate services and the sudden growth in IP telephony. In overseas telecommunications markets, the business environment remains extremely harsh due to the prolonged IT recession.

Amid these conditions, during the year under review, NTT Group companies pursued the objectives of the NTT Group Three-Year Business Plan (fiscal years 2002-2004). The Group companies actively implemented measures to expand service areas and reduce fees for ADSL and fiber-optic access services, to provide a wider range of services such as IP telephone functions, to develop broadband markets, and to otherwise challenge the competition. Additionally, NTT established an internal Broadband Promotion Office. With an outlook toward the full-scale arrival of the ubiquitous broadband era, NTT drafted a "Vision for a New Optical Generation" toward realizing a new fiber optics resonant communications environment, and creating new demand therein.

Meanwhile, structural reform efforts were steadily implemented to enhance cost competitiveness and reinforce the Group's financial foundations. For instance, regional firms were established to handle equipment maintenance and the receipt of orders for Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West), which are now outsourcing these to the new firms. This structure will help NTT to develop new businesses in response to regional IT-related demand, and to reduce costs, limit capital investment, and reorganize unprofitable services.

As a result of these activities, the NTT Group's consolidated results for the year ended March 31, 2003 were as follows. Operating revenues amounted to 10,923.1 billion yen (a decrease of 0.9% from the prior year) due to the intensified competition faced by NTT East, NTT West, and NTT Communications Corporation in the fixed-line communications businesses, the contraction of this market's scale, and the slow pace of revenue growth at NTT DoCoMo, Inc. Income before income taxes, however, registered a large profit increase, amounting to 1,405.0 billion yen (compared with a loss of 90.5 billion yen during the prior year), thanks to the cost reductions achieved through structural reforms. Net income amounted to just 233.4 billion yen (compared with a loss of 834.7 billion yen during the prior year) due to a loss of 329.5 billion yen registered as equity in net losses of affiliated companies in connection with the write-off of losses of overseas affiliates.

The business results of the principal member companies of the NTT Group during the year ended March 31, 2003 were as follows.

[Nippon Telegraph and Telephone Corporation (Holding Company)]

As the Group holding company, NTT has been striving to promote effective Group management by advancing basic research and development, spreading the results of these R&D efforts, governing and coordinating Group companies, planning overall Group strategies, and reallocating the Group's management resources.

During the year under review, NTT established a new NTT Group Three-Year Business Plan (fiscal years 2002-2004) and otherwise worked to strengthen its financial standing and to contribute to the advance of the IT revolution. The NTT Group united to establish a corporate ethics policy and to improve Group risk management, for example, by holding disaster countermeasure drills. NTT provided advice and mediation to Group companies covering such fields as the further development of broadband services, the advance of international businesses, and the development of new businesses. NTT received total payments of 22.0 billion yen (a decrease of 7.8% from the prior year) for these efforts.

NTT also vigorously conducted basic technology research and development initiatives in line with the Group's long-term business strategies, and toward the realization of a safe, reliable, convenient, and comfortable information-sharing society. Through these initiatives, NTT earned 183.0 billion yen (a decrease of 7.1% from the prior year) in basic research and development revenues.

During the year under review, NTT DoCoMo acquired 870,000 of its own shares in order to turn its eight regional affiliates into wholly owned subsidiaries via a share exchange. NTT supported this effort by selling 551,000 NTT DoCoMo shares, worth 148.2 billion yen, to NTT DoCoMo. During the year, NTT also earned a total of 11.8 billion yen (a decrease of 85.0% from the prior year) in dividend income from its Group companies.

As a result of all these efforts, NTT's consolidated operating revenues for the year ended March 31, 2003 amounted to 222.0 billion yen (a decrease of 29.3% from the prior year) and recurring profit amounted to 15.4 billion yen (a decrease of 83.4% from the prior year). Meanwhile, NTT's net income amounted to
81.1 billion yen (a decrease of 6.5% from the prior year), including extraordinary profits of 147.9 billion yen from its sale of NTT DoCoMo shares and valuation losses (posted as extraordinary losses) of 13.1 billion yen on its shareholdings in NTT Broadband Initiative and other NTT subsidiaries.

Additionally, in accordance with a resolution passed at NTT's 17th general meeting of shareholders held on June 27, 2002 authorizing NTT to repurchase up to 200,000 of its own shares at a cost of up to 100 billion yen, in October 2002 NTT repurchased 200,000 of its own shares at a cost of 86.2 billion yen.

[Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation]

During the year under review, NTT East and NTT West continued working to improve management efficiency and to strengthen their competitiveness, especially by expanding broadband service areas.

In broadband services, NTT East and NTT West strove to increase sales by expanding service areas for their "B FLET'S" fiber optics Internet access services, adding a plan which provides access lines with a maximum speed of 100 Mbps to regular households at a comparatively low price, and reducing "B FLET'S" service charges (the price reductions were implemented by NTT West in March 2003 and by NTT East in April 2003). The two companies also worked to make "FLET'S ADSL" services more competitive by further increasing transmission speeds and lowering prices. Moreover, NTT East and NTT West initiated a new service utilizing regional IP networks that facilitates diverse voice and image communications among FLET'S service customers, and another new service utilizing wireless LAN technology whereby FLET'S service customers can access the same Internet environment that they enjoy at their homes from other locations. In addition, to respond to the diversification of customer needs accompanying the rapid adoption of broadband services, NTT East and NTT West expanded their regional IP networks (inter-prefectural connections within their respective service areas) and devised means to enhance the user convenience of the various FLET'S services.

Turning to efforts to improve management efficiency, in May 2002 NTT East and NTT West radically revised their operating structures to solidify their financial foundations, primarily by outsourcing order-receipt and equipment maintenance works to regional firms newly established for these purposes. Key expenditure reduction items included the lower personnel costs achieved from outsourcing major works and diversifying employment contract formats, the restriction of capital investments, and reductions in various operating costs.

As a result of these efforts, the operating revenues at NTT East amounted to 2,352.2 billion yen (a decrease of 8.6% from the prior year), and the operating revenues at NTT West amounted to 2,215.0 billion yen (a decrease of 8.0% from the prior year). While the management reformation efforts made solid progress, the results were limited by intensified competition and the shrinking fixed-line market.

[NTT Communications Corporation]

During the year under review, NTT Communications actively worked to expand domestic IP service areas and to develop globally IP services.

NTT Communications increased the access speed for its OCN service, reduced OCN service fees, and enhanced its overall competitiveness through the provision of the new "OCN.Phone" service and of the new wireless LAN service "OCN Hot Spot."

NTT Communications also actively worked on the global development of its IP services, for example, by launching a new "Global Broadband VPN Package" which combines IP-VPN, data center, and other services, and takes advantage of the company's vast IP network, which spans much of the U.S., Europe, and Asia.

Meanwhile, NTT Communications intensified the allocation of its management resources, for example, by integrating the individual customer Internet access services formerly handled by NTTPC Communications, Inc. with NTT
Communications' OCN services, and by purchasing all outstanding shares of the Internet provider DreamNet Corporation from NTT DATA Corporation and NTT DoCoMo.

While these diverse management efforts proceeded, the heightened industry competition and the contraction of the fixed-line market affected earnings. For the year ended March 31, 2003, NTT Communications' operating revenues amounted to 1,152.0 billion yen (a decrease of 9.7% from the prior year).

[NTT DATA Corporation]

During the year under review, NTT DATA decreased its cost prices to improve its competitiveness in the systems integration field, and otherwise continued striving to provide stable systems services, support system updates, and expand functions and peripheral works. Furthermore, NTT DATA actively worked to expand its business related to electronic government initiatives by the government of Japan and regional government bodies.

Meanwhile, NTT DATA developed new businesses, including the "IT Partner Business" for joint development with customer firms, primarily in the IT field, and the "Service Provider Business" which provides the ideal information network services to meet the specifications of individual customers.

As a result of these efforts, NTT DATA's operating revenues amounted to 832.1 billion yen (an increase of 3.8% from the prior year).

[NTT DoCoMo, Inc.]

During the year ended March 31, 2003, NTT DoCoMo worked to promote wider use of its services by expanding its FOMA service area, providing dual-network services whereby the same telephone number can be used for conventional voice and FOMA transmissions, launching sales of an improved videophone with longer continuous stand-by time, and initiating the "i-motion mail" video clip transmission service. NTT DoCoMo also continued actively selling portable telephones equipped with cameras for its "i-shot" still-image transmission e-mail service.

In line with efforts to build up its global operations, NTT DoCoMo provided technologies and business know-how related to its i-mode and third-generation mobile communications services not only to foreign firms that NTT DoCoMo has invested in, but to other overseas partners as well. During the year under review, i-mode services, which had been initiated in Germany in March 2002, were launched in the Netherlands, Taiwan, Belgium, and France. Meanwhile, the first third-generation mobile communications services in Europe began in the United Kingdom in March 2003, and are now steadily expanding.

As a result of these efforts, NTT DoCoMo's operating revenues for the year under review amounted to 4,809.1 billion yen (an increase of 3.2% from the prior year).

(2) Financial Conditions

For the consolidated fiscal year ended March 31, 2003, net cash provided by operating activities amounted to 2,438.5 billion yen (an increase of 125.5 billion yen, or 5.4% from the prior year), as a result of net income and depreciation and amortization costs.

Net cash used in investing activities amounted to 1,987.0 billion yen (a decrease of 388.7 billion yen, or 16.4% from the prior year). The funds were used to acquire property, plant, and equipment.

Net cash used in financing activities reached 454.2 billion yen, as a result of the payment of debt and repurchase of shares (compared with the 457.4 billion yen generated by financing activities during the prior year).

As a result, outstanding amount of cash and cash equivalents decreased by 6.1 billion yen (0.5%) from the end of the previous fiscal year to 1,313.1 billion yen.

(3) Fiscal Year Profit Allocation

NTT expects to offer a 2,500 yen year-end dividend, in accordance with the basic principle concerning profit allocation presented above. Combined with the interim dividend already distributed, NTT thus expects to offer dividends of 5,000 yen per share of common stock for the full fiscal year ended March 31, 2003.

(4) Projections for the Upcoming Fiscal Year (Ending March 31, 2004)

While the Japanese government's various economic stimulus policies are expected to have some effect, it is not yet possible to project an optimistic outlook for the Japanese economy over the coming year because domestic demand may remain weak, and because of the great uncertainties regarding the global economy, which may be adversely affected by the slowdown in the U.S. economy and the international political situation.

In the telecommunications field, broadband (which transmits huge volumes of data at high speed) and ubiquitous communications (which facilitates data exchange regardless of place or time) are expected to continue rapidly spreading. In Japan, there are growing expectations that IT applications will reinforce the nation's industrial competitiveness and improve the quality of people's lives. Overall, the telecommunications market has entered an era of significant change.

We have prepared the NTT Group Three-Year Business Plan (fiscal years 2003-2005) to properly respond to this changing and challenging business environment. In line with this management plan, NTT is working to concentrate management resources to bolster our service development structure and rapidly realize the end-to-end, high-quality, high-security resonant communications environment advocated in our "Vision for a New Optical Generation."

We have identified ultra high-speed, bi-directional, exceptionally stable fiber optics access services as the key use of broadband, and are diligently devoting our energies to expanding broadband sales. In the wireless arena, we are vigorously developing our FOMA services by expanding service areas and upgrading terminal functions. NTT is now providing multiple-location image communications services that enable Web-based collaboration through the sharing of documents and applications, as well as high-quality IP telephone services with diverse added functions. We are also developing our solutions businesses, with a highly secure smart-card platform that can be utilized for diverse purposes, in such fields as electronic trading, government, finance, and distribution. Moreover, NTT hopes to use the fruits of our resonant communications and research and development initiatives to contribute to resolving energy and environmental issues as well as social problems such as declining birthrates, the aging of society, and insufficient employment opportunities. We will continue advancing our structural reforms, reducing costs, and withdrawing from unprofitable services to make our business operations still more efficient, fully utilizing the advantages of our Group holding company administrative structure, and actively expanding into new business fields.

In the research and development field, NTT will devote itself to the creation of basic technologies to support the resonant communications environment. We will also further explore the commercial viability of research findings in cooperation with Group companies and put a greater emphasis on developing competitive core technologies, to ensure steady application of research results in business operations.

Our consolidated projections for the upcoming fiscal year ending March 31, 2004 are as follows. Operating revenues are projected to reach 10,920.0 billion yen (a decrease of 0.03% from the prior year). Income before income taxes is projected to amount to 1,235.0 billion yen (a decrease of 12.1% from the prior year), while net income is expected to reach 453.0 billion yen.

NTT expects to offer dividends of 5,000 yen per share of common stock for the upcoming fiscal year ending March 31, 2004.

[Note]

The forward-looking statements and projected figures on the future performance of NTT contained in this financial report are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at their disposal. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainties inherent in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets and other circumstances, NTT's actual results could differ materially from the projected figures contained in this report.

                        4. Consolidated Balance Sheets

                                                              (Unit: Millions of yen)
                                                ------------------------------------
                                                 Year ended   Year ended
                                                 March 31,    March 31,    Increase
                                                    2002         2003     (Decrease)
                                                -----------  -----------  ----------
ASSETS
Current assets:
   Cash and cash equivalents                      1,319,185    1,313,066      (6,119)
   Notes and accounts receivable, trade           2,164,991    1,773,812    (391,179)
   Allowance for doubtful accounts                  (43,005)     (41,981)      1,024
   Inventories                                      193,685      179,072     (14,613)
   Prepaid expenses and other current assets        652,899      725,707      72,808
 Total current assets                             4,287,755    3,949,676    (338,079)
Property, plant and equipment:
   Telecommunications equipment                  13,503,215   13,697,334     194,119
   Telecommunications service lines              12,102,031   12,302,142     200,111
   Buildings and structures                       5,403,192    5,497,800      94,608
   Machinery, vessels and tools                   1,964,070    1,982,720      18,650
   Land                                             802,083      829,437      27,354
   Construction in progress                         391,023      374,499     (16,524)
   Accumulated depreciation                     (22,667,928) (23,626,024)   (958,096)
 Total property, plant and equipment             11,497,686   11,057,908    (439,778)
Investments and other assets:
   Investments in affiliated companies            1,258,663      448,809    (809,854)
   Marketable securities and other investments      182,771      195,959      13,188
   Intagibles, net                                1,471,149    1,369,604    (101,545)
   Goodwill, net                                    106,209      204,062      97,853
   Other assets                                     550,793      607,162      56,369
   Deferred income taxes                          2,069,780    1,950,420    (119,360)
 Total investments and other assets               5,639,365    4,776,016    (863,349)
                                                -----------  -----------  ----------
       TOTAL ASSETS                              21,424,806   19,783,600  (1,641,206)
                                                ===========  ===========  ==========

                                                                   (Unit: Millions of yen)
                                                       ----------------------------------
                                                       Year ended  Year ended
                                                       March 31,   March 31,    Increase
                                                          2002        2003     (Decrease)
                                                       ----------  ----------  ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term borrowings                                  600,505     411,891    (188,614)
   Current portion of long-term debt                      755,112     821,469      66,357
   Accounts payable, trade                              1,415,306   1,359,527     (55,779)
   Accrued payroll                                        674,867     570,399    (104,468)
   Accrued interest                                        31,176      23,879      (7,297)
   Accrued taxes on income                                343,485     211,607    (131,878)
   Accrued consumption tax                                 74,580      78,886       4,306
   Advances received                                       50,884      62,383      11,499
   Other                                                  186,077     226,350      40,273
 Total current liabilities                              4,131,992   3,766,391    (365,601)
Long-term liabilities:
   Long-term debt                                       5,445,166   5,457,322      12,156
   Obligations under capital leases                       329,689     309,132     (20,557)
   Liability for employees' severance payments          3,264,791   2,506,535    (758,256)
   Other                                                  878,755     580,316    (298,439)
 Total long-term liabilities                            9,918,401   8,853,305  (1,065,096)
                                                       ----------  ----------  ----------
Minority interest in consolidated subsidiaries          1,509,361   1,526,309      16,948
                                                       ----------  ----------  ----------
Shareholders' equity:
   Common stock                                           937,950     937,950          --
   Additional paid-in capital                           2,669,736   2,669,736          --
   Retained earnings                                    2,181,491   2,246,996      65,505
   Accumulated other comprehensive income (loss)           75,974    (217,083)   (293,057)
   Treasury stock                                             (99)         (4)         95
                                                       ----------  ----------  ----------
 Total shareholders' equity                             5,865,052   5,637,595    (227,457)
                                                       ----------  ----------  ----------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      21,424,806  19,783,600  (1,641,206)
                                                       ==========  ==========  ==========

                     5. Consolidated Statements of Income

                                                                                            (Unit: Millions of yen)
                                                                    ----------------------------------------------
                                                                    Fiscal year ended Fiscal year ended  Increase
                                                                     March 31, 2002    March 31, 2003   (Decrease)
                                                                    ----------------- ----------------- ----------
Operating revenues:
   Voice transmission services                                          6,996,482         6,712,044       (284,438)
     Fixed communications                                               3,639,833         3,330,216       (309,617)
     Mobile communications                                              3,356,649         3,381,828         25,179
   Data transmission services                                           1,038,642         1,262,644        224,002
   Leased circuit                                                         524,326           485,004        (39,322)
   Sale of telecommunications equipment                                   706,334           616,436        (89,898)
   System integration                                                     927,656           844,677        (82,979)
   Miscellaneous                                                          834,313         1,002,341        168,028
 Total operating revenues                                              11,027,753        10,923,146       (104,607)
Operating expenses:
   Personnel                                                            2,371,695         2,139,394       (232,301)
   Nonpersonnel expenses                                                4,841,218         4,501,693       (339,525)
   Depreciation, amortization and loss on disposal of property,
     plant and equipment                                                2,670,906         2,649,942        (20,964)
   Write-down of goodwill and intangible assets                           231,804            36,941       (194,863)
   Restructuring charge                                                   639,214                --       (639,214)
   Other                                                                  211,382           231,619         20,237
 Total operating expenses                                              10,966,219         9,559,589     (1,406,630)
Operating income                                                           61,534         1,363,557      1,302,023
Other income and expenses:
   Interest income                                                         30,684            26,321         (4,363)
   Interest and amortization of bond discounts and issue costs           (142,280)         (129,811)        12,469
   Gains on sales of subsidiary stock                                          --           138,718        138,718
   Other, net                                                             (40,396)            6,240         46,636
 Total other income and expenses                                         (151,992)           41,468        193,460
Income (loss) before income taxes                                         (90,458)        1,405,025      1,495,483
Income tax expense (benefit):                                             (73,379)          704,271        777,650
   Current                                                                544,625           392,973       (151,652)
   Deferred                                                              (618,004)          311,298        929,302
Income (loss) before minority interest, equity in earnings (losses)
  of affiliated companies and cumulative effect of accounting
  changes                                                                 (17,079)          700,754        717,833
Minority interest in consolidated subsidiaries                               (977)          114,980        115,957
Equity in earnings (losses) of affiliated companies                      (668,688)         (329,536)       339,152
Income (loss) before cumulative effect of accounting changes             (684,790)          256,238        941,028
Cumulative effect of accounting changes                                  (149,882)          (22,880)       127,002
Net income (loss)                                                        (834,672)          233,358      1,068,030

              6. Consolidated Statements of Shareholders' Equity

                                                         (Unit: Millions of yen)
                                              ---------------------------------
                                              Fiscal year Fiscal year
                                                 ended       ended
                                               March 31,   March 31,   Increase
                                                 2002        2003     (Decrease)
                                              ----------- ----------- ----------
Common stock:
   At beginning of year                          937,950     937,950         --
 At end of year                                  937,950     937,950         --

Additional paid-in capital:
   At beginning of year                        2,669,736   2,669,736         --
 At end of year                                2,669,736   2,669,736         --

Retained earnings:
   At beginning of year                        3,096,836   2,181,491   (915,345)
   Appropriations-Cash dividends                 (40,336)    (40,336)        --
   Interim distribution-Cash dividends           (40,337)    (40,335)         2
   Net income (loss)                            (834,672)    233,358  1,068,030
   Purchase and retirement of common stock            --     (87,182)   (87,182)
 At end of year                                2,181,491   2,246,996     65,505

Accumulated comprehensive income (loss):
   At beginning of year                           51,641      75,974     24,333
   Other comprehensive income (loss)              24,333    (293,057)  (317,390)
 At end of year                                   75,974    (217,083)  (293,057)

Treasury stock, at cost
   At beginning of year                               (9)        (99)       (90)
   Net change in treasury stock                      (90)         95        185
 At end of year                                      (99)         (4)        95

Shareholders' equity at end of year            5,865,052   5,637,595   (227,457)

Summary of total comprehensive income (loss):
   Net income (loss)                            (834,672)    233,358  1,068,030
   Other comprehensive income (loss)              24,333    (293,057)  (317,390)
 Comprehensive income (loss)                    (810,339)    (59,699)   750,640

                   7. Consolidated Statements of Cash Flows

                                                                                    (Unit: millions of yen)
                                                                        ----------------------------------
                                                                        Fiscal year Fiscal year
                                                                           ended       ended
                                                                         March 31,   March 31,   Increase
                                                                           2002        2003     (Decrease)
                                                                        ----------- ----------- ----------
I Cash flows from operating activities:
   Net income (loss)                                                      (834,672)    233,358   1,068,030
   Adjustments to reconcile net income (loss) to net cash provided by operating activities-
       Depreciation and amortization                                     2,435,587   2,377,764     (57,823)
       Deferred taxes                                                     (618,004)    311,298     929,302
       Minority interest in consolidated subsidiaries                         (977)    114,980     115,957
       Cumulative effect of accounting changes                             149,882      22,880    (127,002)
       Write-down of goodwill and intangible assets                        231,804      36,941    (194,863)
       Loss on disposal of property, plant and equipment                   171,918     225,282      53,364
       Gains on sales of subsidiary stock                                       --    (138,718)   (138,718)
       Equity in (earnings) losses of affiliated companies                 668,688     329,536    (339,152)
       (Increase) decrease in notes and accounts receivable, trade          25,200     389,570     364,370
       (Increase) decrease in inventories                                   28,436       7,267     (21,169)
       (Increase) decrease in other current assets                          21,224    (111,458)   (132,682)
       Increase (decrease) in accounts payable, trade and accrued
         payroll                                                          (248,815)    (39,205)    209,610
       Increase (decrease) in accrued consumption tax                      (46,029)      4,309      50,338
       Increase (decrease) in accrued interest                              (4,956)     (7,284)     (2,328)
       Increase (decrease) in advances received                            (14,169)     11,542      25,711
       Increase (decrease) in accrued taxes on income                        9,326    (131,879)   (141,205)
       Increase (decrease) in other current liabilities                    (38,227)     52,904      91,131
       Increase (decrease) in liability for employees' severance
         payments, net of deferred pension costs                           199,911  (1,193,281) (1,393,192)
       Increase (decrease) in other long-term liabilities                   53,280      22,288     (30,992)
       Other                                                               123,622     (79,578)   (203,200)
                                                                        ----------  ----------  ----------
          Net cash provided by operating activities                      2,313,029   2,438,516     125,487
II Cash flows from investing activities:
   Payments for property, plant and equipment                           (2,051,676) (1,725,536)    326,140
   Proceeds from sale of property, plant and equipment                      14,810      89,572      74,762
   Payments for purchase of investments                                   (128,713)    (61,786)     66,927
   Proceeds from sale of marketable equity securities and other
     investments                                                            38,927      28,868     (10,059)
   Acquisition of intangible and other assets                             (249,068)   (318,135)    (69,067)
                                                                        ----------  ----------  ----------
       Net cash used in investing activities                            (2,375,720) (1,987,017)    388,703
III Cash flows from financing activities:
   Proceeds from issuance of long-term debt                              1,751,665   1,065,248    (686,417)
   Payments for settlement of long-term debt                              (842,471) (1,024,229)   (181,758)
   Dividends paid                                                          (80,673)    (80,671)          2
   Purchase and retirement of common stock                                      --     (87,087)    (87,087)
   Payments for acquisition of subsidiary's stocks from minority
     shareholders                                                               --     (86,256)    (86,256)
   Net increase (decrease) in short-term borrowings and other             (371,138)   (241,175)    129,963
                                                                        ----------  ----------  ----------
       Net cash provided by (used in) financing activities                 457,383    (454,170)   (911,553)
IV Effect of exchange rate changes on cash and cash equivalents             23,938      (3,448)    (27,386)
                                                                        ----------  ----------  ----------
V Net increase (decrease) in cash and cash equivalents                     418,630      (6,119)   (424,749)
VI Cash and cash equivalents at beginning of year                          900,555   1,319,185     418,630
VII Cash and cash equivalents at end of year                             1,319,185   1,313,066      (6,119)
                                                                        ==========  ==========  ==========

Supplemental information

Cash paid during the year for:
   Interest                                                                145,858     136,123      (9,735)
   Income taxes                                                            530,663     664,238     133,575
Capital lease obligations incurred during the year                          23,034      12,176     (10,858)

Important Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Opinions of the Accounting Principles Board, Statements of the Financial Accounting Standards Board, etc.)

1. Adoption of New Accounting Principles

Accounting for Certain Commissions Paid to Agent Resellers

Effective April 1, 2002, NTT adopted Emerging Issues Task Force ("EITF") Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products". The adoption results in the reclassification of certain amounts of commissions paid to agent resellers previously included in non-personnel expenses as a reduction of equipment sales. EITF 01-09 also requires that reduction of revenue and corresponding expenses be recognized at the time of equipment sales, in lieu of the date of payment. Consequently, sale of telecommunications equipment and nonpersonnel expenses decreased (Yen)558.9 billion, and (Yen)571.2 billion, respectively. The adoption also resulted in an adjustment as of April 1, 2002 for the cumulative effect of accounting changes in NTT's statement of operations and comprehensive income (loss) by (Yen)22.9 billion (net of taxes and minority interest in consolidated subsidiaries). Prior periods have been reclassified to be consistent with current year presentation.

2. Major Accounting Policies

(1) Marketable Securities

Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" applies.

(2) Valuation of Inventories

Inventories have been valued according to acquisition cost, not exceeding current cost. First-in-first-out method applies to cost of telecommunication equipment, and averaging method applies to supplies.

(3) Indication and Depreciation of Property, Plant, and Equipment

Property, plant, and equipment are indicated according to acquisition cost. Depreciation is principally calculated by declining balance method (with the exception of buildings and structures depreciated by straight line method).

(4) Goodwill and Intangible Assets

SFAS No. 142, "Goodwill and Other Intangible Assets" has been adopted.

(5) Liabilities for Employees' Severance Payments

SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination of Benefits," have been adopted.

(6) Derivative Transactions

SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities," and SFAS No. 138 "Accounting for Certain Derivatives Instruments and Certain Hedging Activities, an amendment of SFAS No. 133" apply.

(7) Corporate Income Taxes and Others

Corporate income taxes and others have been computed on the basis of pre-tax net income (loss) in the consolidated income statement. The tax effect of carryforwards and temporary disparities between book value and tax statement prices of assets and liabilities is recognized as deferred tax assets or liabilities according to the asset and liability method.

                             8. Business Segments
                                (Consolidated)

1. Sales and operating revenue

                                                           (Unit: Millions of yen)
                                                           -----------------------
                                                           Fiscal year Fiscal year
                                                               ended       ended
                                                             March 31,   March 31,
                                                               2002        2003
                                                           ----------- -----------
Regional communication services
   Customers                                                 4,279,085   4,125,055
   Intersegment                                                826,754     717,848
                                                            ----------  ----------
       Total                                                 5,105,839   4,842,903
Long-distance communications and international services
   Customers                                                 1,153,732   1,068,659
   Intersegment                                                177,964     164,502
                                                            ----------  ----------
       Total                                                 1,331,696   1,233,161
Wireless services
   Customers                                                 4,646,995   4,780,418
   Intersegment                                                 12,259      28,670
                                                            ----------  ----------
       Total                                                 4,659,254   4,809,088
Data communication services
   Customers                                                   699,795     690,167
   Intersegment                                                102,172     141,942
                                                            ----------  ----------
       Total                                                   801,967     832,109
Other
   Customers                                                   248,146     258,847
   Intersegment                                                774,567   1,058,356
                                                            ----------  ----------
       Total                                                 1,022,713   1,317,203
                                                            ----------  ----------
Elimination of intersegment                                 (1,893,716) (2,111,318)
                                                            ----------  ----------
       Consolidated total                                   11,027,753  10,923,146
                                                            ==========  ==========

2. Segment profit or loss

                                                            (Unit: Millions of yen)
                                                            -----------------------
                                                            Fiscal year Fiscal year
                                                               ended       ended
                                                             March 31,   March 31,
                                                               2002        2003
                                                            ----------- -----------
Operating income
   Regional communication services                            (691,510)    169,429
   Long-distance communications and international services    (296,243)     49,338
   Wireless services                                         1,013,874   1,056,719
   Data communication services                                  53,759      58,785
   Other                                                       (48,939)      1,394
                                                             ---------   ---------
       Total                                                    30,941   1,335,665
Elimination of intersegment                                     30,593      27,892
                                                             ---------   ---------
Operating income                                                61,534   1,363,557
                                                             =========   =========

3. Assets

                                                            (Unit: Millions of yen)
                                                            ----------------------
                                                            Year ended  Year ended
                                                            March 31,   March 31,
                                                               2002        2003
                                                            ----------  ----------
Total Assets
   Regional communication services                          10,708,375   9,652,161
   Long-distance communications and international services   1,664,322   1,633,808
   Wireless services                                         6,056,354   6,058,007
   Data communication services                               1,116,155   1,183,354
   Other                                                    10,585,937  10,842,737
                                                            ----------  ----------
       Total                                                30,131,143  29,370,067
Elimination of intersegment                                 (8,706,337) (9,586,467)
                                                            ----------  ----------
       Consolidated total                                   21,424,806  19,783,600
                                                            ==========  ==========

4. Other significant items

                                                            (Unit: Millions of yen)
                                                            ----------------------
                                                            Fiscal year Fiscal year
                                                               ended       ended
                                                             March 31,   March 31,
                                                               2002        2003
                                                            ----------- -----------
Depreciation and amortization
   Regional communication services                           1,202,458   1,095,229
   Long-distance communications and international services     173,631     161,973
   Wireless services                                           638,055     749,197
   Data communication services                                 154,702     158,207
   Other                                                       266,741     219,954
                                                             ---------   ---------
       Total                                                 2,435,587   2,384,560
                                                             ---------   ---------
Elimination of intersegment                                         --      (6,796)
                                                             ---------   ---------
   Consolidated total                                        2,435,587   2,377,764
                                                             ---------   ---------
Capital expenditures for segment assets (*)
   Regional communication services                             783,208     730,264
   Long-distance communications and international services     183,147     119,451
   Wireless services                                         1,032,256     853,956
   Data communication services                                 170,577     171,017
   Other                                                       122,738     102,927
                                                             ---------   ---------
       Consolidated total                                    2,291,926   1,977,615
                                                             =========   =========

(*) The figures for capital expenditures are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for "Payments for property, plant and equipment" and "Acquisition of intangible and other assets" in the consolidated statements of cash flows are as follows:

                                                     March 31, 2002        March 31, 2003
                                                  --------------------- ---------------------
Payments for property, plant and equipment        2,051,676 million yen 1,725,536 million yen
Acquisition of intangible and other assets          249,068 million yen   318,135 million yen
Total                                             2,300,744 million yen 2,043,671 million yen
Difference from the total of capital expenditures     8,818 million yen    66,056 million yen

Note:

In the current consolidated fiscal year, NTT-ME Corporation, NTT Directory Services Co., and other 10 NTT Group companies have been reclassified from "Other" to "Regional communication services," and Verio Inc. and other 11 companies have been reclassified from "Other" to "Long-distance communications and international services." Based on this reclassification, the previous consolidated fiscal year's figures have been revised.

                                 9. Securities
                                (Consolidated)

1. Available-for-sale

                                                      (Unit: Millions of yen)
                                     ---------------------------------------
                                       Year ended     Year ended    Increase
                                     March 31, 2002 March 31, 2003 (Decrease)
                                     -------------- -------------- ----------
             Carrying amounts            59,513         72,037       12,524
  Equity     Gross unrealized gains      12,453          7,641       (4,812)
  securities Gross unrealized losses        946         13,430       12,484
             Fair value                  71,020         66,248       (4,772)
             Carrying amounts             1,984          1,171         (813)
  Debt       Gross unrealized gains         128            181           53
  securities Gross unrealized losses         --             --           --
             Fair value                   2,112          1,352         (760)

2. Held-to-maturity

                                                      (Unit: Millions of yen)
                                     ---------------------------------------
                                       Year ended     Year ended    Increase
                                     March 31, 2002 March 31, 2003 (Decrease)
                                     -------------- -------------- ----------
             Carrying amounts            40,580         37,189       (3,391)
  Debt       Gross unrealized gains         487            620          133
  securities Gross unrealized losses        353            143         (210)
             Fair value                  40,714         37,666       (3,048)

                           10. Financial Instruments
                                (Consolidated)

                                                                      (Unit: Millions of yen)
                                           --------------------------------------------------
                                                  Year ended                Year ended
                                                March 31, 2002            March 31, 2003
                                           ------------------------  ------------------------
                                           Notional                  Notional
                                           principal Carrying Fair   principal Carrying Fair
                                            amounts  amounts  value   amounts  amounts  value
                                           --------- -------- -----  --------- -------- -----
Forward exchange contracts                    79,797    (24)    (24)   61,583   3,378   3,378
Interest rate and currency swap agreements   938,567  4,288   4,288   726,901   1,663   1,663
   Total                                   1,018,364  4,264   4,264   788,484   5,041   5,041

                       11. Employees' Severance Payments
                                (Consolidated)

1. Benefit obligations

                                                                     (Unit: Millions of yen)
                                                                     ----------------------
                                                                     Fiscal year Fiscal year
                                                                        ended       ended
                                                                      March 31,   March 31,
                                                                        2002        2003
                                                                     ----------- -----------
Benefit obligation, end of year                                      (5,487,071) (4,661,190)
Fair value of plan assets, end of year                                1,901,264   1,767,897
Funded status                                                        (3,585,807) (2,893,293)
Unrecognized net actuarial loss                                         526,705   1,111,210
Unrecognized transition obligation                                       14,886      10,185
Unrecognized prior service cost                                        (169,442)   (196,531)
Net amount recognized as recorded in the consolidated balance sheets (3,213,658) (1,968,429)
   Liability for employees' severance payments                       (3,264,791) (2,506,535)
   Intangibles and other assets                                              --       8,934
   Accumulated other comprehensive loss                                  51,133     529,172

2. Cost for employees' severance indemnities

                                                                                 (Unit: Millions of yen)
                                                                   ------------------------------------
                                                                   Fiscal year ended  Fiscal year ended
                                                                    March 31, 2002     March 31, 2003
                                                                   -----------------  -----------------
Service cost                                                                 270,461            224,620
Interest cost on projected benefit obligation                                148,648            104,960
Expected return on plan assets                                               (55,626)           (50,175)
Net amortization and deferral                                                 48,560            (14,587)
Employee contributions                                                       (31,273)           (28,532)
                                                                             380,770            236,286
Curtailment loss                                                             322,736                 --
Total cost for employees' severance indemnities as recorded in the
  consolidated statements of income                                          703,506            236,286

3. Assumptions in determination of benefit obligations and costs

                                           Fiscal year ended Fiscal year ended
                                            March 31, 2002    March 31, 2003
                                           ----------------- -----------------
 Discount rate                                       2.5%              2.0%
 Long-term rate of salary increases              1.6-4.7%          1.5-4.7%
 Long-term rate of return on funded assets           3.0%              2.5%

                               12. Other Matters

In accordance with the provisions of Additional Rule No.54, etc. of the Law for the Partial Amendment of the Welfare Pension Insurance Law (Law No. 82, 1996), the NTT Group makes a contribution every fiscal year, based on notification from the Social Insurance Agency, as part of the pension benefit cost relating to the former National Public Employees Mutual Benefit Association Law, which covers the working periods up to June 1956 for those who were employed in Nippon Telegraph and Telephone Corporation or the former organizations; the part of Teishin Sho (the Department of Communications) which was responsible for telecommunications, Denki Tsushin Sho (Department of Telecommunications), and Nippon Telegraph and Telephone Public Corporation, and retired after July 1956. The total amount of such contribution for the current consolidated fiscal year is 77,376 million yen.

Since the contribution is in the nature of a contribution under a public pension plan, the amount to be paid is, like insurance premiums (welfare pension insurance premiums) under other public pension plans, recorded as the costs incurred in each fiscal year.

Non-consolidated Financial Results Release                          May 13, 2003
For the Fiscal Year Ended March 31, 2003                         [Japanese GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation
Code No.: 9432
Stock exchanges on which the Company's shares are listed: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo
Address of principal executive office: Tokyo, Japan
  (URL http://www.ntt.co.jp/ir/)
Representative: Norio Wada, President
Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL (03) 5205-5581
Date of the meeting of the board of directors for approval of the non-consolidated financial statements: May 13, 2003
Interim dividends plan: Yes
Date of the ordinary general meeting of shareholders: June 27, 2003
Adoption of the Unit Share System: No

1. Non-consolidated Financial Results for the Fiscal Year Ended March 31, 2003 (April 1, 2002--March 31, 2003)

Amounts are rounded off per 1 million yen throughout this report.

(1) Non-consolidated Results of Operations

                                (Millions of yen, except per share amounts)
                              -------------------------------------------
                                 Operating      Operating      Recurring
                                 Revenues         Income         Profit
                              -------------   ------------   ------------
    Year ended March 31, 2003 222,065 (29.3%)  9,798 (87.7%) 15,434 (83.4%)
    Year ended March 31, 2002 314,240  (2.7%) 79,912  11.5%  92,791  10.5%

                                                                                                Recurring
                                                                                                 Profit
                                                                                         ROA     Margin
                                                                             ROE      (Ratio of (Ratio of
                                                                        (Ratio of Net Recurring Recurring
                                                            Diluted       Income to   Profit to Profit to
                                           Earnings per    Earnings     Shareholders'   Total   Operating
                            Net Income        Share        per Share       Equity)     Assets)  Revenues)
                          ------------   ------------     ---------     ------------- --------- ---------
Year ended March 31, 2003 81,136  (6.5%) 5,056.23   (yen)  --     (yen)      1.6%        0.2%      7.0%
Year ended March 31, 2002 86,822 (46.1%)  5,381.15  (yen)  --     (yen)      1.7%        1.1%     29.5%

Notes: 1. Weighted average number of shares outstanding (non-consolidated):

             For the fiscal year ended March 31, 2003: 16,039,415 shares

             For the fiscal year ended March 31, 2002: 16,134,538 shares

      2. Change in accounting policy No

      3. Percentages above represent changes compared to the previous year.

(2) Dividends

                                    Total Dividends per Share
                          -----------------------------------------      ---------------  ------ -------------
                                                                                                   Ratio of
                                          Interim         Year-end                               Dividends to
                                         Dividends       Dividends         Yearly Total   Payout Shareholders'
                                         per Share       per Share          Dividends     Ratio     Equity
                                         ----------      ----------      ---------------  ------ -------------
Year ended March 31, 2003 5,000.00 (yen) 2,500.00  (yen) 2,500.00  (yen) 80,166 (Millions  98.9%      1.6%
                                                                                of Yen)
Year ended March 31, 2002 5,000.00 (yen) 2,500.00  (yen) 2,500.00  (yen) 80,672 (Millions  92.9%      1.6%
                                                                                of Yen)

(3) Non-consolidated Financial Position

                                     (Millions of yen, except per share amounts)
                          -------------------------------------------------
                                                  Equity Ratio
                                                    (Ratio of
                                                  Shareholders'
                                                     Equity      Shareholders'
                           Total    Shareholders'   to Total      Equity per
                           Assets      Equity        Assets)         Share
                          --------- ------------- ------------- -------------
Year ended March 31, 2003 9,059,136   5,101,668       56.3%      320,204.07(yen)
Year ended March 31, 2002 8,784,648   5,188,510       59.1%      321,581.10(yen)

Notes: 1. Number of shares outstanding at end of period (non-consolidated):
          March 31, 2003: 15,932,436 shares
          March 31, 2002: 16,134,375 shares

      2. Number of treasury stock: March 31, 2003: 9 shares
          March 31, 2002: 215 shares

2. Non-consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2004 (April 1, 2003--March 31, 2004)

                                (Millions of yen, except per share amounts)
                                ------------------------------------------
                                Operating  Recurring  Net   Total Dividends
                                Revenues    Profit   Income    per Share
                                ---------  --------- ------ ---------------
     Year ending March 31, 2004  266,000    77,000   74,000  5,000.00(yen)

(Reference) Expected Earnings per Share (Fiscal year ending March 31, 2004):
4,644.61 yen

                 1. Non-Consolidated Comparative Balance Sheet

                                                                (Unit: Millions of yen)
                                                         -----------------------------
                                                           Year      Year
                                                           Ended     Ended
                                                         March 31, March 31,  Increase
                                                           2002      2003    (Decrease)
                                                         --------- --------- ----------
ASSETS
------
Current assets
   Cash and bank deposits                                    8,572    45,903   37,330
   Accounts receivable, trade                                1,652     1,270     (382)
   Supplies                                                    384       332      (51)
   Advance payment                                           2,208     1,445     (762)
   Deferred income taxes                                        --     5,800    5,800
   Short-term loan receivable                              226,826   460,250  233,424
   Accounts receivable, other                               98,338   112,239   13,901
   Other current assets                                     16,189    33,639   17,449
 Total current assets                                      354,172   660,882  306,709
Fixed assets
Property, plant and equipment
   Buildings                                               176,486   170,572   (5,913)
   Structures                                                8,060     7,580     (480)
   Machinery, equipment and vehicles                         1,166       890     (275)
   Tools, furniture and fixtures                            22,278    17,588   (4,689)
   Land                                                     32,836    31,533   (1,303)
   Construction in progress                                  1,769       737   (1,032)
   Total property, plant and equipment                     242,597   228,902  (13,695)
 Intangible fixed assets                                    64,810    45,219  (19,591)
 Investments and other assets
   Investment securities                                    12,803    12,124     (678)
   Investments in subsidiaries and affiliated companies  4,772,843 4,767,779   (5,064)
   Investment in capital                                       923       294     (628)
   Long-term loan receivable to subsidiaries             3,263,848 3,274,168   10,319
   Deferred income taxes                                    71,509    68,664   (2,844)
   Other investments                                           956       912      (44)
   Total investments and other assets                    8,122,885 8,123,944    1,059
 Total fixed assets                                      8,430,293 8,398,066  (32,227)
Deferred assets
   Discount on bonds payable                                   182       187        5
                                                         --------- ---------  -------
TOTAL ASSETS                                             8,784,648 9,059,136  274,487
                                                         ========= =========  =======

                                                         (Unit: Millions of yen)
                                                -------------------------------
                                                  Year       Year
                                                  Ended      Ended
                                                March 31,  March 31,   Increase
                                                  2002       2003     (Decrease)
                                                ---------  ---------  ----------
LIABILITIES
-----------
Current liabilities
   Accounts payable, trade                         11,599      5,854    (5,745)
   Current portion of corporate bonds             154,090    185,935    31,845
   Current portion of long-term borrowings         69,469    221,329   151,860
   Accounts payable, other                         52,970    192,962   139,991
   Accrued expenses                                17,096     16,062    (1,033)
   Accrued taxes on income                             --     26,201    26,201
   Deferred tax liabilities                         6,500         --    (6,500)
   Advance received                                 1,612      1,079      (532)
   Deposit received                                   256        234       (22)
   Unearned revenue                                     1          1        (0)
   Other current liabilities                        9,078      7,443    (1,634)
 Total current liabilities                        322,675    657,103   334,428
Long-term liabilities
   Corporate bonds                              1,779,478  1,827,813    48,335
   Long-term borrowings                         1,463,279  1,442,097   (21,182)
   Liability for employees' severance payments     30,251     30,023      (227)
   Other long-term liabilities                        453        429       (24)
 Total long-term liabilities                    3,273,462  3,300,363    26,900
                                                ---------  ---------   -------
 TOTAL LIABILITIES                              3,596,138  3,957,467   361,329
                                                ---------  ---------   -------
SHAREHOLDERS' EQUITY
--------------------
Common stock                                      937,950    937,950        --
Capital surplus
   Additional paid-in capital                   2,672,826  2,672,826        --
 Total capital surplus                          2,672,826  2,672,826        --
Earned surplus
   Legal reserve                                  135,333    135,333        --
   Voluntary reserve
       Reserve for special depreciation            17,213     10,716    (6,497)
       Other reserve                            1,131,000  1,131,000        --
   Unappropriated earned surplus                  294,161    213,941   (80,219)
 Total earned surplus                           1,577,708  1,490,991   (86,716)
Net unrealized gains (losses) on securities           125        (95)     (220)
Treasury stock                                        (99)        (3)       95
                                                ---------  ---------   -------
TOTAL SHAREHOLDERS' EQUITY                      5,188,510  5,101,668   (86,842)
                                                ---------  ---------   -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      8,784,648  9,059,136   274,487
                                                =========  =========   =======

             2. Non-Consolidated Comparative Statements of Income

                                                                            (Unit: Millions of Yen)
                                                                 ---------------------------------
                                                                 Fiscal Year Fiscal Year
                                                                    Ended       Ended
                                                                  March 31,   March 31,   Increase
                                                                    2002        2003     (Decrease)
                                                                 ----------- ----------- ----------
Operating revenues                                                 314,240     222,065    (92,174)
   Dividends received                                               78,985      11,813    (67,172)
   Revenues from Group management                                   23,912      22,047     (1,864)
   Revenues from basic R&D                                         196,999     183,034    (13,965)
   Other services                                                   14,342       5,169     (9,173)
Operating expenses                                                 234,328     212,266    (22,061)
   Administration                                                   22,344      21,737       (607)
   Experiment and research                                         149,404     134,636    (14,768)
   Depreciation                                                     55,563      49,827     (5,736)
   Retirement of fixed assets                                        3,524       2,662       (862)
   Miscellaneous taxes                                               3,490       3,403        (86)
Operating income                                                    79,912       9,798    (70,113)

Non-operating revenues                                             111,188      91,526    (19,661)
   Interest income                                                  67,674      63,908     (3,766)
   Lease income                                                     22,705      19,731     (2,974)
   Miscellaneous income                                             20,808       7,887    (12,920)
Non-operating expenses                                              98,308      85,891    (12,416)
   Interest expenses                                                19,552      23,009      3,457
   Corporate bond interest expenses                                 49,683      42,719     (6,964)
   Lease expenses                                                   15,071      12,365     (2,705)
   Miscellaneous expenses                                           14,001       7,796     (6,204)
Recurring profit                                                    92,791      15,434    (77,357)

Extraordinary profit                                                    --     147,989    147,989
   Gains on sales of investments in affiliated companies                --     147,989    147,989
Extraordinary loss                                                      --      13,187     13,187
   Loss from revaluation of investments in affiliated companies         --      13,187     13,187

Net income before taxes                                             92,791     150,236     57,444
Corporation, inhabitant, and enterprise taxes                          369      78,400     78,030
Deferred tax expenses (benefits)                                     5,600      (9,300)   (14,900)
Net income                                                          86,822      81,136     (5,685)
Retained earnings at beginning of period                           247,675     260,322     12,647
Treasury stock retirement                                               --      87,182     87,182
Interim dividend                                                    40,336      40,334         (1)
Unappropriated retained earnings for the year                      294,161     213,941    (80,219)

       3. Proposal of Appropriation of Unappropriated Retained Earnings

                                                                    (Unit: Millions of Yen)
                                              ---------------------------------------------
                                                Fiscal Year Ended      Fiscal Year Ended
                                                 March 31, 2002         March 31, 2003
                                              ---------------------- ----------------------
Unappropriated retained earnings for the year                294,161                213,941
Reversal of special depreciation reserve                       6,497                  5,165
Total                                                        300,658                219,107
Proposal of appropriation:
Cash dividends                                                40,335                 39,831
                                              ((Yen)2,500 per share) ((Yen)2,500 per share)
Bonuses to directors and corporate auditors                       --                     37
(Portion to corporate auditors)                                 (--)                    (7)
Profits brought forward                                      260,322                179,238

Note: An interim dividend of (Yen)40,334 million ((Yen)2,500 per share) was paid to shareholders on December 10, 2002.

Major Accounting Policies

1. Basis and methods of valuation for securities

(1) Shares of subsidiaries and affiliated companies

Cost computed according to moving average method.

(2) Other securities

[1] Securities with market price

Mark-to-market method based on market price as of day of balance sheet date (full amount of valuation differentials is directly transferred to shareholders' equity; cost of sale is computed according to moving average method).

[2] Securities without market price

Valuation of cost is based on moving average method.

2. Inventories

Valuation of cost of supplies is based on total average method.

3. Depreciation of Property, Plant and Equipment

Depreciation of property, plant and equipment is by declining balance method (with the exception of buildings and structures depreciated by straight line method). Amortization of intangible assets is by straight line method. Durable years and remaining value are based on standards provided under corporate income tax laws. Depreciation of buildings and structures which have reached their depreciation limits as determined under corporate income tax laws is carried on to the extent of real remaining value. Software used by NTT is depreciated by straight line method based on the internally determined period of useful lives.

4. Accounting of Deferred Assets

Discount on bonds payable is amortized on the straight-line method over the redemption period.

As to bond issue cost, its total amount is expensed at the time of payment.

5. Accounting of Reserves

(1) Reserves for Bad Debts

The following provisions are made to cover losses from bad debts. Reserves for general claims are based on historical bad-debt ratios. Reserves for doubtful debts and other specific claims are based on estimates of unrecoverable amounts reflecting projections of recoverability of claims.

No allocations were made to reserves during the current fiscal year.

(2) Reserves for Employees' Severance Payments

Reserves for employees' severance payments are allocated based on liabilities for employees' severance payments and projections of pension assets as of the end of the current fiscal year.

Unrecognized prior service cost is computed by straight line method based on employees' average remaining years of employment at time of accrual, and is charged to expenses at time of accrual.

Unrecognized actuarial differences are accounted for by straight line method based on employees' average remaining years of employment at time of accrual, and are charged to expenses beginning in the next term.

6. Accounting of Leasing Transactions

Finance lease transactions, excepting transactions involving a transfer of ownership of leased assets to lessee, are accounted for using the same method as applicable to standard lease agreements.

7. Accounting for Hedging Activities

(1) Accounting for Hedging Activities

Hedging activities are principally accounted for under the "deferral hedge accounting". Designation ("Furiate-shori") is applied to forward exchange contracts and other foreign exchange contracts, and designated "exceptional accounting" ("Tokurei-shori") to interest-rate swaps that qualify for "exceptional accounting" (footnote 14, accounting standards for financial products).

(2) Hedging Instruments and Hedged Items

[1] Hedging Instruments

Hedging instruments include forward exchange contracts, currency swaps, coupon swaps (i.e. currency swap of interest portion only), interest-rate swaps, interest-rate options, and others including combinations of the above.

[2] Hedged Items

Hedged items are assets (securities, loans, receivables, etc.) and liabilities (corporate bonds, borrowings, payables, etc.) exposed to variability of fair value or future cash flows derived from fluctuations of the exchange rate, interest rate, etc.

[3] Hedging Policy

To hedge the foreign exchange risks regarding assets and liabilities exposed to foreign exchange risks, forward exchange contracts, currency swaps, and other instruments are employed in compliance with internal rules.

To hedge the interest-rate risks regarding assets and liabilities exposed to interest-rate risks, interest-rate swaps and other instruments are employed in compliance with internal rules.

[4] Assessment of Hedge Effectiveness

At the end of the each quarter, hedge effectiveness is assessed on each hedging transaction. This quarterly assessment excludes any transaction where an important terms and conditions such as principal, interest-rate, duration are identical between hedging instruments and hedged items.

8. Accounting of Consumption Taxes

Accounting is by tax exclusion method.

9. Accounting for Treasury Stock and Reversal of Legal Reserves

"Accounting Standard on Treasury Stock and Reversal of Legal Reserves" (Accounting Standards Board of Japan Statement 1, issued on February 21, 2002) has been applied beginning in the current fiscal year. This accounting change has no effect on recurring profit and net income before taxes.

Shareholders' equity in the balance sheet for the current fiscal year is based on the revised rules for financial statements. Shareholders' equity for the previous year has been revised according to this method and indicated in the balance sheet.

10. Per Share Information

"Accounting Standard for Earnings per Share" (Accounting Standards Board of Japan Statement 2, issued on September 25, 2002) and "Implementation Guidance for Accounting Standard for Earnings per Share" (Accounting Standards Board of Japan Implementation Guidance 4, issued on September 25, 2002) have been applied beginning in the current fiscal year. Application of the accounting standard has no effect on per share information in the financial statements of the previous year.

Additional Information

Application of Consolidated Tax Return System

Consolidated Tax Return System has been applied beginning in the current fiscal year.

Notes to Balance Sheet

1. Accumulated depreciation on property, plant, and equipment
Year ended March 31, 2002:       199,366 million yen
Year ended March 31, 2003:       202,895 million yen

2. In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of the company have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999. The total assets of the four companies have been pledged as general collateral for the said bonds.

3. Outstanding guarantees
Year ended March 31, 2002:        86,350 million yen
Year ended March 31, 2003:       104,750 million yen

Notes to Statements of Income

R&D expenses included in operating expenses
Year ended March 31, 2002:       202,759 million yen
Year ended March 31, 2003:       188,587 million yen

                                 4. Securities

Shares of subsidiaries and affiliated companies with market price

1. Year ended March 31, 2002

                  Amount stated in the
                     balance sheet           Fair value             Difference
                  -------------------- ---------------------- ----------------------
Subsidiary shares  20,678 million yen  12,141,216 million yen 12,120,537 million yen

2. Year ended March 31, 2003

                  Amount stated in the
                     balance sheet          Fair value            Difference
                  -------------------- --------------------- ---------------------
Subsidiary shares  20,453 million yen  7,472,792 million yen 7,452,338 million yen

                             5. Change of Auditors

1. Candidates for Corporate Auditors

      Yoshio Miwa      (Chief Administrative Officer, JSAT Corporation)

      Yasuchika Negoro (Lawyer, Daiichi Tokyo Bar Association )

2. Auditors Scheduled to Retire

      Hideaki Toda

Note: Yoshio Miwa who is a candidate for corporate auditors, and Takao Nakajima who is a member of corporate auditors to be remained, meet requirements of outside corporate auditors.

                                     Nippon Telegraph and Telephone Corporation
                                                                   May 13, 2003

                       Consolidated Statement of Income
                       Fiscal Year Ended March 31, 2003

[Results of Operations]

                                                                                    (Billions of Yen)
                                                             March     March
                                                            31, 2003  31, 2002              Percent
                                                              U.S.      U.S.     Increase   Increase
                          Details                             GAAP      GAAP    (Decrease) (Decrease)
                          -------                           --------  --------  ---------- ----------
Operating Revenues                                          10,923.1  11,027.8     (104.6)    (0.9%)
Operating Expenses                                           9,559.6  10,966.2   (1,406.6)   (12.8%)

Operating Income                                             1,363.6      61.5    1,302.0       --
Other Expenses, Net                                             41.5    (152.0)     193.5       --

Income (Loss) before Income Taxes                            1,405.0     (90.5)   1,495.5       --
Income Taxes                                                   704.3     (73.4)     777.7       --
Minority Interests in Earnings of Consolidated Subsidiaries    115.0      (1.0)     116.0       --
Equity in Net Losses of Affiliates                            (329.5)   (668.7)     339.2     50.7%
Cumulative Effect of Accounting Changes                        (22.9)   (149.9)     127.0     84.7%

Net Income (Loss)                                              233.4    (834.7)   1,068.0       --

Note: This Consolidated Statement of Income has been prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP).

      A comparison of financial results between U.S. GAAP and Japanese GAAP is provided on page 4.

[Operating Performance of NTT and Subsidiaries]

                                                                                        (Billions of Yen)
                     NTT
                   (Holding                                  NTT
    Details        Company)     NTT East     NTT West   Communications   NTT DATA        NTT DoCoMo
                   JPN GAAP     JPN GAAP     JPN GAAP
                     Non-         Non-         Non-     JPN GAAP Non-    JPN GAAP         U.S. GAAP
                 Consolidated Consolidated Consolidated  Consolidated  Consolidated     Consolidated
                 ------------ ------------ ------------ -------------- ------------ --------------------
Operating
  Revenues          222.0       2,352.2      2,215.0       1,152.0        832.1                  4,809.1

   Change
     from
     previous
     year           (92.1)       (221.4)      (191.6)       (123.0)        30.1                    149.8

   % Change         (29.3%)        (8.6%)       (8.0%)        (9.7%)        3.8%                     3.2%

Recurring Profit     15.4          63.3         44.9         143.2         47.3                 *1,043.0

   Change
     from
     previous
     year           (77.3)         55.8        215.4          68.1          0.1                     86.6
                                                                                           Equity in Net
Extraordinary                                                                       Losses of Affiliates
  Profit (Loss)     134.8         (23.2)        18.5         (82.1)         3.6                   (324.2)

   Change
     from
     previous
     year           134.8         303.9        457.2         705.4          3.6                    319.7

Net Income
  (Loss)             81.1           3.0         19.3          13.6         28.5                    212.5

   Change
     from
     previous
     year            (5.6)        189.8        374.7         424.3          2.1                    328.7

* Figures for NTT DoCoMo's recurring profit are income (loss) before income taxes.

[Projection for Consolidated Operating Performance for Fiscal Year Ending March 31, 2004]


                                                                                      (Billions of Yen)
           -------------------------------------------------------------------------------------------
                        NTT (Holding                                NTT                        NTT
                          Company)     NTT East     NTT West   Communications   NTT DATA      DoCoMo
                        ------------ ------------ ------------ -------------- ------------ ------------
                          JPN GAAP     JPN GAAP     JPN GAAP      JPN GAAP
           Consolidated     Non-         Non-         Non-          Non-        JPN GAAP    U.S. GAAP
 Details    U.S. GAAP   Consolidated Consolidated Consolidated  Consolidated  Consolidated Consolidated
---------- ------------ ------------ ------------ ------------ -------------- ------------ ------------
Operating
  Revenues   10,920.0      266.0       2,205.0      2,125.0       1,113.0        840.0       4,899.0
Change
  from
  previous
  year           (3.1)      43.9        (147.2)       (90.0)        (39.0)         7.9          89.9
%
  Change         (0.0%)     19.8%         (6.3%)       (4.1%)        (3.4%)        0.9%          1.9%
Income
  (Loss)
  before
  Income
  Taxes       1,235.0      *77.0         *53.0         *9.0         *92.0        *53.0       1,073.0
Change
  from
  previous
  year         (170.0)      61.5         (10.3)       (35.9)        (51.2)         5.7          30.0
%
  Change        (12.1%)    398.9%        (16.3%)      (80.0%)       (35.8%)       12.0%          2.9%
Net
  Income
  (Loss)        453.0       74.0          26.0          4.0          53.0         30.0         618.0
Change
  from
  previous
  year          219.6       (7.1)         22.9        (15.3)         39.3          1.5         405.5
%
  Change         94.1%      (8.8%)       756.6%       (79.4%)       289.5%         5.0%        190.8%

U.S. GAAP-based consolidated operating income for NTT is estimated at 1,314.0 billion yen.

* The "income (loss) before income taxes" figures for NTT (Holding Company), NTT East, NTT West, NTT Communications, and NTT DATA are recurring profit figures.

Note:
The consolidated financial results forecasts above are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of the Company in light of the information currently available to it. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. Risks and uncertainties inherent in future projections, the Company's future business operation, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause the Company's actual results to differ materially from the projected figures above.

Reference

   The status of the other consolidated subsidiaries (334 companies) is as follows:
      NTT East Corporation Group (62 companies)
      NTT West Corporation Group (53 companies)
      NTT Communications Group (51 companies)
      NTT DATA Group (37 companies)
      NTT DoCoMo Group (37 companies)
        and
      NTT Power and Building Facilities Group (11 companies), NTT Urban Development Group (9 companies), NTT Comware Corporation Group (8 companies), NTT Business Associe Group (34 companies), and 32 other companies.

[Reference]
.. Telephone Subscriber Services

                                                                   (Thousands)
                                           -----------------------------------
                                           March  March              Percent
                                            31,    31,    Increase   Increase
                  Details                  2003   2002   (Decrease) (Decrease)
  ---------------------------------------- ------ ------ ---------- ----------
  Number of Telephone Subscriber Lines     50,714 50,738      (24)     (0.0%)
  Number of ISDN Subscriber Lines          10,128 11,150   (1,022)     (9.2%)
     Total                                 60,842 61,888   (1,046)     (1.7%)
  Number of Cellular Telephone Subscribers 43,861 40,783    3,078       7.5%
   Number of i-mode Subscribers            37,758 32,156    5,603      17.4%
  Number of PHS Subscribers                 1,688  1,922     (234)    (12.2%)
     Total                                 45,549 42,705    2,843       6.7%

Notes:
1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines.
2. "Number of ISDN Subscriber Lines" (consisting of INS-Net 64 and INS-Net
   1500) is calculated in terms of INS-Net 64.
3. "Number of Cellular Telephone Subscribers" includes "FOMA" subscribers.

.. Indicators

                                                  (Billions of Yen)
                                     ------------------------------
                                     March 31, March 31,  Increase
                    Details            2003      2002    (Decrease)
            ------------------------ --------- --------- ----------
            EBITDA Margin                36.3%    24.2%  12.1 point
            Operating Free Cash Flow  1,989.0    377.1      1,611.9
            ROCE                          6.3%     0.3%   6.0 point

Notes:
1. EBITDA margin = (Operating income + DA)/Operating revenues
2. Operating Free Cash Flow = Operating income + DA -- Capital investment
3. ROCE = Operating incomeX(1 -- Normal statutory tax rate)/Operating capital employed
* DA (Depreciation and amortization, Loss on disposal of property, plant and equipment) : [March 31,2003] 2,603.0 billion yen
   [March 31,2002] 2,607.5 billion yen
*  Capital investment : The figures in the table of "Capital Expenditures" .
* Operating capital employed : [March 31,2003] 12,497.1 billion yen [March 31,2002] 12,812.5 billion yen
*  Normal statutory tax rate : [March 31,2003] 42% [March 31,2002] 42%

                                                           (Employees)
                             -----------------------------------------
                                                             Percent
                             March 31, March 31,  Increase   Increase
               Details         2003      2002    (Decrease) (Decrease)
         ------------------- --------- --------- ---------- ----------
         Number of Employees  207,400  *223,500   (16,100)     (7.2%)

Note: Figures for March 31, 2002 include employees from a company that became an NTT consolidated subsidiary during this period.

                                                     (Billions of Yen)
                               ---------------------------------------
                                                             Percent
                                March    March    Increase   Increase
                Details        31, 2003 31, 2002 (Decrease) (Decrease)
          -------------------- -------- -------- ---------- ----------
          Capital Expenditures 1,977.6  2,291.9    (314.3)    (13.7%)

Note: The figures for capital expenditures are the accrual-based amounts required for acquisition of fixed assets and intangibles.

                                                         (Billions of Yen)
                                   ---------------------------------------
                                                                 Percent
                                    March    March    Increase   Increase
                Details            31, 2003 31, 2002 (Decrease) (Decrease)
      ---------------------------- -------- -------- ---------- ----------
      Interest-Bearing Liabilities 6,690.7  6,800.8    (110.1)     (1.6%)

[Comparison of Financial Results between U.S. GAAP and Japanese GAAP]

                                                                                 (Billions of Yen)
                                                       GAAP Difference (1-2)
                                            -------------------------------------------
                                            Accounting
                                                for     Classification
                                            Commissions       of                         Estimates
                                    (1)U.S.   Paid to   Extraordinary  Accounting         (2) JPN
             Details                 GAAP     Agents        Losses     for Leases Others   GAAP
---------------------------------- -------- ----------- -------------- ---------- ------ ---------
Operating Revenues                 10,923.1   (558.9)          --        (143.5)   (3.9) 11,629.5
Operating Expenses                  9,559.6   (571.2)        36.9        (143.7)   31.1  10,206.4
Operating Income (Loss)             1,363.6     12.3        (36.9)          0.3   (35.1)  1,423.0
Other Expenses, Net                    41.5       --        119.6          (1.2)   41.1    (118.1)
Recurring Profit                         --     12.3         82.7          (0.9)    6.0   1,305.0
Income (Loss) before Income Taxes   1,405.0     12.3        544.4          (0.9)   45.9     803.3
Income Taxes                          704.3      5.2        224.8          (0.3)   20.7     453.9
Minority Interests in Earnings of
Consolidated Subsidiaries             115.0      2.6           --          (0.3)    6.8     106.0
Equity in Net Losses of Affiliates    329.5       --        319.6            --    10.0        --
Net Income (Loss)                     233.4    (18.3)          --          (0.3)    8.5     243.5

Notes:
1. Accounting for commissions paid to agents, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller"

   Commissions paid to sales agents are recognized as "operating expenses" as incurred under Japanese GAAP. Under U.S. GAAP, such expenses are presumed to be a reduction of equipment sales and the amount paid to the agents is reclassified as the reduction of equipment sales.

2. Classification of Extraordinary Losses

   Extraordinary losses under Japanese GAAP are registered as "operating expenses," "other expenses, net," or "equity in net losses of affiliates" under U.S. GAAP.

3. Accounting for Leases

   Accounting for leases is based on FASB Statement of Financial Accounting Standards No. 13.

                                     Nippon Telegraph and Telephone Corporation
                                                                   May 13, 2003

              Fiscal Year Ended March 31, 2003 (Non-Consolidated)

                   (Based on Japanese Accounting Principles)

[Results of Operations]

                                       (Billions of Yen)
                     ---------------------------------
                     Fiscal Fiscal
                      Year   Year
                     Ended  Ended
                     March  March              Percent
                      31,    31,    Increase   Increase
      Details         2003   2002  (Decrease) (Decrease)
      -------        ------ ------ ---------- ----------
Operating Revenues   222.0  314.2    (92.1)     (29.3%)
Operating Expenses   212.2  234.3    (22.0)      (9.4%)
Operating Income       9.7   79.9    (70.1)     (87.7%)
Non-Operating Income   5.6   12.8     (7.2)     (56.2%)
Recurring Profit      15.4   92.7    (77.3)     (83.4%)
Extraordinary Profit 147.9     --    147.9         --
Extraordinary Loss    13.1     --     13.1         --
Net Income            81.1   86.8     (5.6)      (6.5%)

[The Outline of Appropriation of Unappropriated Retained Earnings]

                                                    (Billions of Yen)
                                                  -----------------
                                                       Fiscal Year
                                                       Ended March
                     Details                            31, 2003
                     -------                      -----------------
Unappropriated Retained Earnings for the Year           *213.9
Reversal of Special Depreciation Reserve                   5.1
       Total                                             219.1
Appropriation of Unappropriated Retained Earnings         39.8
 Cash Dividends                                           39.8
 Bonuses to Directors and Corporate Auditors               37 (million yen)
Profits Brought Forward                                  179.2

Net Income                                                81.1
Unappropriated Retained Earnings Brought Forward      (+)260.3
Tresury Stock Retirement                              (-) 87.1
Interim Dividends for the Year                        (-) 40.3
-------------------------------------------------     --------
*Unappropriated Retained Earnings for the Year           213.9

                                Nippon Telegraph and Telephone East Corproation
                                                                   May 13, 2002

                     Non-Consolidated Statement of Income
                       Fiscal Year Ended March 31, 2003
                   (Based on Japanese Accounting Principles)

[Profit and Loss]

                                               (Unit: Billions of Yen)
                               -------------------------------------
                                Fiscal   Fiscal
                                 Year     Year
                                Ended    Ended              Percentage
                                March    March    Increase   Increase
                Details        31, 2003 31, 2002 (Decrease) (Decrease)
                -------        -------- -------- ---------- ----------
          Operating Revenues   2,352.2  2,573.6    (221.4)     (8.6%)
          Operating Expenses   2,303.8  2,569.1    (265.3)    (10.3%)
          Operating Income        48.3      4.5      43.8     972.9%
          Non-Operating Income    14.9      3.0      11.9     398.5%
          Recurring Profit        63.3      7.5      55.8     743.2%
          Extraordinary Loss      23.2    327.2    (303.9)    (92.9%)
          Income Before Taxes     40.0   (319.7)    359.8        --
          Income Taxes            37.0   (132.9)    169.9        --
          Net Income               3.0   (186.7)    189.8        --

Note: Extraordinary loss includes (1) loss from installment payment to cover the cumulative effect of the change in the accounting principles for severance indemnities (6.7 billion yen), and (2) loss from revaluation of investments in affiliated companies (16.5 billion yen).

[Proposal of Appropriation of Unappropriated Retained Earnings]

                                                           (Unit: Billions of Yen)
                                                           -----------------------
                                                              Fiscal Year Ended
                         Details                               March 31, 2003
                         -------                           -----------------------
Unappropriated Retained Earnings for the Year                       *3.0
   Cash Dividends                                                    3.0
Total of Appropriation of Unappropriated Retained Earnings           3.0
Profits Brought Forward                                                0

Net Income                                                           3.0
Unappropriated Retained Earnings Brought Forward                      --
----------------------------------------------------------          ----
*Unappropriated Retained Earnings for the Year                       3.0

[Projection for Fiscal Year Ending March 31, 2004]


                                                              (Unit: Billions of Yen)
                                                 ------------------------------------
                                                 Operating Operating Recurring  Net
                    Details                      Revenues   Income    Profit   Income
                    -------                      --------- --------- --------- ------
Projection for Fiscal Year Ending Marhc 31, 2004  2,205.0    48.0      53.0     26.0

[Breakdown of Operating Revenues and Operating Expenses]

(1) Operating Revenues

                                                                 (Unit: Billions of Yen)
                                                 -------------------------------------
                                                  Fiscal   Fiscal
                                                   Year     Year
                                                  Ended    Ended               Percent
                                                  March    March    Increase   Increase
                 Service                         31, 2003 31, 2002 (Decrease) (Decrease)
                 -------                         -------- -------- ---------- ----------
Voice Transmission Services Revenues             1,582.1  1,755.4    (173.2)     (9.9%)
   Telephone Services Revenues*                  1,117.7  1,229.1    (111.4)     (9.1%)
       Monthly Charge Revenues*                    697.0    706.9      (9.9)     (1.4%)
       Call Rates Revenues*                        314.4    386.9     (72.5)    (18.8%)
          Interconnection Call Revenues*           134.2    158.8     (24.5)    (15.5%)
   ISDN Services Revenues*                         463.6    525.4     (61.8)    (11.8%)
Data Transmission Services Revenues                 57.5     30.7      26.8      87.2%
Leased Circuit Services Revenues                   336.2    365.4     (29.2)     (8.0%)
   Excluding IP Services Revenues*                 304.1    359.2     (55.1)    (15.4%)
Telegram Services Revenues                          32.3     33.9      (1.6)     (5.0%)
Other Telecommunications Services Revenues         167.0    166.8       0.1       0.1%
Related Business Revenues                          176.8    221.1     (44.3)    (20.0%)
                                                 -------  -------    ------     -----
                 Total                           2,352.2  2,573.6    (221.4)     (8.6%)

(Reference) IP Services Revenues                    88.4     35.2      53.1     150.9%

* Listed again

(2)Operating Expenses

                                                      (Unit: Billions of Yen)
                                      -------------------------------------
                                       Fiscal   Fiscal
                                        Year     Year
                                       Ended    Ended                Percnt
                                       March    March    Increase   Increase
                Details               31, 2003 31, 2002 (Decrease) (Decrease)
                -------               -------- -------- ---------- ----------
   Personnel                            295.2    601.8    (306.5)    (50.9%)
   Cost of Supplies                   1,318.0  1,214.0     104.0       8.6%
   Service Fees for Subcontractors       18.3     20.5      (2.1)    (10.7%)
   Depreciation                         499.1    594.8     (95.6)    (16.1%)
   Retirement of Fixed Assets            94.3     56.7      37.6      66.4%
   Miscellaneous Taxes                   78.6     81.2      (2.5)     (3.2%)
                                      -------  -------    ------     -----
                 Total                2,303.8  2,569.1    (265.3)    (10.3%)

   (Reference) Non-Operating Expenses    53.2     45.5       7.7      17.0%
      Financial Expenses*                22.7     25.5      (2.7)    (10.7%)

* Listed again

[Assets, Liabilities and Shareholders' Equity]

                                                              (Unit: Billions of Yen)
                                              -------------------------------------
                                                                            Percent
                                               March    March    Increase   Increase
                   Details                    31, 2003 31, 2002 (Decrease) (Decrease)
                   -------                    -------- -------- ---------- ----------
   Fixed Assets                               3,783.7  4,102.5    (318.8)     (7.8%)
   Current Assets                               733.8    840.4    (106.5)    (12.7%)
Total Assets                                  4,517.6  4,943.0    (425.3)     (8.6%)
   Long-Term Liabilities                      1,894.1  2,403.1    (509.0)    (21.2%)
   Current Liabilities                          785.0    703.6      81.4      11.6%
Total Liabilities                             2,679.2  3,106.8    (427.6)    (13.8%)
Interest-Bearing Liabilities*                 1,294.0  1,115.9     178.0      16.0%
Shareholders' Equity                          1,838.4  1,836.1       2.2       0.1%
Total of Liabilities and Shareholders' Equity 4,517.6  4,943.0    (425.3)     (8.6%)

*Listed again

[Cash Flows]

                                                                       (Unit: Billions of Yen)
                                                         -----------------------------------
                                                         Fiscal  Fiscal
                                                          Year    Year
                                                         Ended   Ended
                                                         March   March               Percent
                                                          31,     31,     Increase   Increase
                        Details                           2003    2002   (Decrease) (Decrease)
                        -------                          ------  ------  ---------- ----------
I. Cash Flows from Operating Activities                   113.5   283.8    (170.2)       --
II. Cash Flows from Investing Activities                 (321.5) (367.8)     46.3        --
III. Cash Flows from Financing Activities                 178.0   133.0      45.0        --
IV. Net Increase (Decrease) in Cash and Cash Equivalents  (29.9)   48.9     (78.8)       --
V. Cash and Cash Equivalents at Beginning of Year         250.5   201.5      48.9      24.3%
VI. Cash and Cash Equivalents at End of Year              220.6   250.5     (29.9)    (11.9%)

[Reference]

1. Number of Subscriber Lines

                                                March  March              Percent
                                                 31,    31,    Increase   Increase
                   Details                      2003   2002   (Decrease) (Decrease)
                   -------                      ------ ------ ---------- ----------
   Number of Telephone Subscriber Lines(1,000)  25,139 25,084      55        0.2%
   Number of ISDN Subscriber Lines(1,000)        5,260  5,851    (591)     (10.1%)
   Number of Subscriber Lines                   30,399 30,936    (536)      (1.7%)

Note:
1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines. (Subscriber Telephone Light Plan is included.)
2. "Number of ISDN Subscriber Lines" (consist of INS-Net 64, INS-Net 1500 and INS-Net 64 Light) is calculated in terms of INS-Net 64.

2. Number of Employees

                                                  (Unit: Employees)
                                ---------------------------------
                                March  March              Percent
                                 31,    31,    Increase   Increase
                  Details       2003   2002   (Decrease) (Decrease)
                  -------       ------ ------ ---------- ----------
            Number of Employees 18,100 48,250  (30,150)    (62.5%)

3. Capital Expenditures

                                             (Unit: Billions of Yen)
                                 ---------------------------------
                                 Fiscal Fiscal
                                  Year   Year
                                 Ended  Ended
                                 March  March              Percent
                                  31,    31,    Increase   Increase
                  Details         2003   2002  (Decrease) (Decrease)
                  -------        ------ ------ ---------- ----------
            Capital Expenditures 334.2  365.6    (31.4)      (8.6%)

                                Nippon Telegraph and Telephone West Corporation
                                                                   May 13, 2003
                     Non-Consolidated Statement of Income
                       Fiscal Year Ended March 31, 2003
                   (Based on Japanese Accounting Principles)

[Profit and Loss]

                                         (Unit: Billions of Yen)
                                    ---------------------------
                                     Fiscal   Fiscal
                                      Year     Year
                                     Ended    Ended    Percent
                                     March    March    Increase
                     Details        31, 2003 31, 2002 (Decrease)
                     -------        -------- -------- ----------
               Operating Revenues   2,215.0  2,406.7    (8.0%)
                                                       (191.6)
               Operating Expenses   2,172.3  2,573.4   (15.6%)
                                                       (401.0)
               Operating Income        42.6   (166.7)    209.3
               Non-Operating Income     2.2     (3.7)      6.0
               Recurring Profit        44.9   (170.4)    215.4
               Extraordinary Profit    25.7       --      25.7
               Extraordinary Loss       7.1    438.6    (431.5)
               Income Before Taxes     63.4   (609.1)    672.6
               Income Taxes            44.0   (253.8)    297.9
               Net Income              19.3   (355.3)    374.7

Notes:
1. Extraordinary profit includes gain from sale of fixed assets.
2. Extraordinary loss includes loss from installment payment to cover the cumulative effect of the change in accounting principles for severance indemnities.

[Proposal of Appropriation of Unappropriated Retained Earnings]

                                                   (Unit: Billions of Yen)
                                                   -----------------------
                                                      Fiscal Year Ended
                        Details                         March 31, 2003
                        -------                    -----------------------
     Unappropriated Retained Earnings for the Year          19.3
     Cash Dividends                                         18.7
     Profits Brought Forward                                 0.6

[Projection for Fiscal Year Ending March 31, 2004]

                                                              (Unit: Billions of Yen)
                                                 ------------------------------------
                                                 Operating Operating Recurring  Net
                    Details                      Revenues   Income    Profit   Income
                    -------                      --------- --------- --------- ------
Projection for Fiscal Year Ending March 31, 2004  2,125.0     9.0       9.0     4.0

[Breakdown of Operating Revenues and Operating Expenses]

(1) Operating Revenues

                                                                 (Unit: Billions of Yen)
                                                 -------------------------------------
                                                  Fiscal   Fiscal
                                                   Year     Year
                                                  Ended    Ended               Percent
                                                  March    March    Increase   Increase
                 Service                         31, 2003 31, 2002 (Decrease) (Decrease)
                 -------                         -------- -------- ---------- ----------
Voice Transmission Services Revenues             1,510.9  1,665.4    (154.5)     (9.3%)
   Telephone Services Revenues*                  1,098.4  1,208.7    (110.2)     (9.1%)
       Monthly Charge Revenues*                    689.1    701.1     (12.0)     (1.7%)
       Call Rates Revenues*                        306.8    379.0     (72.2)    (19.0%)
          Interconnection Call Revenues*           115.8    138.6     (22.7)    (16.4%)
   ISDN Services Revenues*                         411.0    455.2     (44.2)     (9.7%)
       Monthly Charge Revenues*                    233.2    237.6      (4.3)     (1.8%)
Data Transmission Services Revenues                 46.2     28.3      17.8      63.0%
Leased Circuit Services Revenues                   279.8    283.7      (3.8)     (1.4%)
Telegram Services Revenues                          35.4     37.6      (2.2)     (6.0%)
Other Telecommunications Services Revenues         173.4    175.4      (1.9)     (1.1%)
Related Business Revenues                          169.1    216.0     (46.8)    (21.7%)
                                                 -------  -------    ------     ------
              Total                              2,215.0  2,406.7    (191.6)     (8.0%)

IP Services Revenues*                               69.1     33.3      35.7     107.2%

* Listed again

(2) Operating Expenses

                                                    (Unit: Billions of Yen)
                                    -------------------------------------
                                     Fiscal   Fiscal
                                      Year     Year
                                     Ended    Ended               Percent
                                     March    March    Increase   Increase
                Details             31, 2003 31, 2002 (Decrease) (Decrease)
                -------             -------- -------- ---------- ----------
    Personnel                         267.8    652.9    (385.1)    (59.0%)
    Cost of Supplies                1,260.8  1,182.5      78.3       6.6%
    Service Fees for Subcontractors    18.1     20.1      (2.0)    (10.1%)
    Depreciation                      485.3    565.2     (79.8)    (14.1%)
    Retirement of Fixed Assets         64.9     75.5     (10.5)    (14.0%)
    Miscellaneous Taxes                75.1     76.9      (1.8)     (2.3%)
                                    -------  -------    ------     -----
    Total                           2,172.3  2,573.4    (401.0)    (15.6%)

[Assets, Liabilities and Shareholders' Equity]

                                                              (Unit: Billions of Yen)
                                              -------------------------------------
                                                                            Percent
                                               March    March    Increase   Increase
                   Details                    31, 2003 31, 2002 (Decrease) (Decrease)
                   -------                    -------- -------- ---------- ----------
   Fixed Assets                               3,789.1  4,053.6    (264.5)     (6.5%)
   Current Assets                               662.9  1,042.6    (379.7)    (36.4%)
Total Assets                                  4,452.0  5,096.3    (644.3)    (12.6%)
   Long-Term Liabilities                      2,215.9  2,792.1    (576.2)    (20.6%)
   Current Liabilities                          735.2    822.2     (86.9)    (10.6%)
Total Liabilities                             2,951.1  3,614.4    (663.2)    (18.3%)
       Interest-Bearing Liabilities*          1,559.1  1,438.7     120.4       8.4%
Shareholders' Equity                          1,500.8  1,481.9      18.8       1.3%
Total of Liabilities and Shareholders' Equity 4,452.0  5,096.3    (644.3)    (12.6%)

* Listed again

[Cash Flows]

                                                          (Unit: Billions of Yen)
                                                          -----------------------
                                                             Fiscal Year Ended
                         Details                              March 31, 2003
                         -------                          -----------------------
I. Cash Flows from Operating Activities                           (135.9)
II. Cash Flows from Investing Activities                          (317.3)
III. Cash Flows from Financing Activities                          120.4
IV. Cash and Cash Equivalents at End of Last Year                  473.6
V. Cash and Cash Equivalents at End of Year (IV+I+II+III)          140.8

[Preference]

1. Number of Subscriber Lines

                                               March  March              Percent
                                                31,    31,    Increase   Increase
                     Details                   2003   2002   (Decrease) (Decrease)
                     -------                   ------ ------ ---------- ----------
   Number of Telephone Subscriber Lines(1,000) 25,575 25,654     (79)      (0.3%)
   Number of ISDN Subscriber Lines(1,000)       4,868  5,299    (431)      (8.1%)
Number of Subscriber Lines                     30,442 30,952    (510)      (1.6%)

Note: 1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines.(Subscriber Telephone Light Plan is included.)
      2. "Number of ISDN Subscriber Lines" (consisting of INS-Net 64,INS-Net 1500 and INS-Net 64 Light) is calculated in terms of INS-Net64.


2. Number of Employees

                                                  (Unit: Employees)
                                ---------------------------------
                                March  March              Percent
                                 31,    31,    Increase   Increase
                  Details       2003   2002   (Decrease) (Decrease)
                  -------       ------ ------ ---------- ----------
            Number of Employees 14,750 50,450  (35,700)    (70.8%)


3. Capital Expenditures

                                             (Unit: Billions of Yen)
                                 ---------------------------------
                                 Fiscal Fiscal
                                  Year   Year
                                 Ended  Ended
                                 March  March              Percent
                                  31,    31,    Increase   Increase
                  Details         2003   2002  (Decrease) (Decrease)
                  -------        ------ ------ ---------- ----------
            Capital Expenditures 362.4  400.6    (38.1)      (9.5%)

                                                                    May 13,2003
                                                 NTT Communications Corporation

                     NON-CONSOLIDATED STATEMENT OF INCOME
                   (Based on Japanese accounting principles)

                                                                Billions of Yen
                      -------------------------------------------------------
                                                                         %
                      Fiscal Year Ended Fiscal Year Ended  Increase   Increase
                       March 31, 2003    March 31, 2002   (Decrease) (Decrease)
                      ----------------- ----------------- ---------- ----------
 Operating Revenues        1,152.0           1,275.1        (123.0)      (9.7%)
 Operating Expenses        1,006.7           1,199.4        (192.6)     (16.1%)
 Operating Income            145.3              75.7          69.5       91.8%
 Non-Operating Income         (2.0)             (0.5)         (1.4)    (256.3%)
 Recurring Profit            143.2              75.1          68.1       90.6%
 Extraordinary Loss           82.1             787.6        (705.4)     (89.6%)
 Income before Taxes          61.1            (712.4)        773.5         --
 Income Taxes                 47.5            (301.7)        349.2         --
 Net Income                   13.6            (410.7)        424.3         --

Note: Fractions are rounded down.
Breakdown of Extraordinary Loss:
   Loss from revaluation of investments in securities           3.4 billion yen
   Loss from revaluation of investments in affiliated companies 78.6 billion yen

         PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS
                   (Based on Japanese accounting principles)


                                                            Billions of Yen
                                                           -----------------
                                                           Fiscal Year Ended
                                                            March 31, 2003
                                                           -----------------
Unappropriated Retained Earnings for the Year                    *13.6
Cash Dividends                                                    12.2
Bonuses to Directors and Corporate Auditors                         59(million yen)
Total of Appropriation of Unappropriated Retained Earnings        12.3
Profits Brought Forward                                            1.3

              Net Income                                     13.6
              Unappropriated Retained                         --
              ---------------------------------------------- ----
              *Unappropriated Retained Earnings for the Year 13.6

Note: Fractions are rounded down.


               PROJECTION FOR FISCAL YEAR ENDING MARCH 31, 2004
                   (Based on Japanese accounting principles)


                   Billions of Yen
                   ---------------
Operating Revenues     1113.0
Operating Income         94.0
Recurring Profit         92.0
Net Income               53.0

Note: Fractions are rounded down.

            BREAKDOWN OF OPERATING REVENUES AND OPERATING EXPENSES
                   (Based on Japanese accounting principles)

                                                                                Billions of Yen
                                                  -------------------------------------------
                                                  Fiscal Year Fiscal Year
                                                     Ended       Ended                   %
                                                   March 31,   March 31,   Increase   Increase
                                                     2003        2002     (Decrease) (Decrease)
                                                  ----------- ----------- ---------- ----------
OPERATING REVENUES
Voice Transmission Services                           514.7       592.3      (77.5)    (13.1%)
   Major Item:
   Telephone Services Revenues                        305.8       353.3      (47.5)    (13.5%)
Data Transmission Services Revenues                   299.5       298.6        0.8       0.3%
   Major Items:
   Open Computer Network Services Revenues            117.4       101.9       15.4      15.2%
   Frame-Relay Services Revenues                       57.1        66.3       (9.2)    (13.9%)
   Packet-Exchange Services Revenues                   46.1        76.6      (30.4)    (39.7%)
Leased-Circuit Services Revenues                      206.1       226.3      (20.1)     (8.9%)
   Major Items:
   Conventional Leased-Circuit Services Revenues       22.0        29.1       (7.0)    (24.2%)
   High-Speed Digital Circuits Services Revenues       87.7        94.8       (7.1)     (7.5%)
Other Telecommunications Services Revenues              7.6         6.5        1.1      17.1%
Related Business Revenues                             123.9       151.2      (27.3)    (18.1%)
Total                                               1,152.0     1,275.1     (123.0)     (9.7%)

OPERATING EXPENSES
Personnel                                              87.3        88.0       (0.7)     (0.8%)
Cost of Supplies                                      483.7       595.4     (111.6)    (18.8%)
Depreciation                                          125.7       130.6       (4.9)     (3.8%)
Retirement of Fixed Assets                             26.2        19.0        7.2      38.1%
Communication Network Charges                         272.0       354.6      (82.5)    (23.3%)
Miscellaneous Taxes                                    11.7        11.6        0.0       0.3%
Total                                               1,006.7     1,199.4     (192.6)    (16.1%)

Reference:
Non-Operating Expenses                                 30.0        37.8       (7.8)    (20.8%)
Major Item:
Financial Expenses                                     16.0        22.4       (6.3)    (28.3%)

Note: Fractions are rounded down.

                                 BALANCE SHEET
                   (Based on Japanese accounting principles)

                                                                      Billions of Yen
                                              -------------------------------------
                                               March    March    Increase  % Increase
                                              31, 2003 31, 2002 (Decrease) (Decrease)
                                              -------- -------- ---------- ----------
ASSETS
Fixed Assets                                  1,311.5  1,399.4     (87.8)     (6.3%)
Current Assets                                  281.0    393.7    (112.7)    (28.6%)
Total Assets                                  1,592.5  1,793.1    (200.6)    (11.2%)
LIABILITIES
Long-Term Liabilities                           914.9  1,090.8    (175.8)    (16.1%)
Current Liabilities                             332.2    371.3     (39.0)    (10.5%)
Total Liabilities                             1,247.1  1,462.1    (214.9)    (14.7%)
   Major Item:
   Interest-Bearing Liabilities                 944.5  1,064.7    (120.2)    (11.3%)
SHAREHOLDERS' EQUITY                            345.3    331.0      14.2       4.3%
TOTAL OF LIABILITIES AND SHAREHOLDERS' EQUITY 1,592.5  1,793.1    (200.6)    (11.2%)

Note: Fractions are rounded down.

                                  CASH FLOWS
                   (Based on Japanese accounting principles)

                                                                        Billions of Yen
                                         ----------------------------------------------
                                         Fiscal Year Ended Fiscal Year Ended  Increase
                                          March 31, 2003    March 31, 2002   (Decrease)
                                         ----------------- ----------------- ----------
Cash Flows from Operating Activities           223.9             243.6          (19.7)
Cash Flows from Investing Activities          (154.8)           (255.2)         100.3
Cash Flows from Financing Activities          (120.2)             79.1         (199.4)
Cash and Cash Equivalents at end of year        59.0             109.9          (50.9)

Reference
1. Number of Employees

                                                       %
                    March 31, March 31,  Increase   Increase
                      2003      2002    (Decrease) (Decrease)
                    --------- --------- ---------- ----------
                      7,450     7,450       --         --

2. Capital Expenditures

                                                         Billions of Yen
          --------------------------------------------------------------
          Fiscal Year Ended Fiscal Year Ended  Increase    % Increase
           March 31, 2003    March 31, 2002   (Decrease)   (Decrease)
          ----------------- ----------------- ---------- ---------------
                104.2             136.2         (31.9)        (23.5%)

3. Management Index

                                March 31, March 31, %Increase
                                  2003      2002    (Decrease)
                                --------- --------- ----------
                  EBITDA margin   25.7      17.4       8.3


Note: EBITDA margin={Operating Income + (Depreciation + Loss on Retirement)} / Operating Revenues